Tel   646 414 6873   Fax   973 422 6811"> Justin H. Cohen"> 02/08/2007">

JOHN M. WOODBURY, JR.
Attorney at Law*
7251 Owensmouth Ave, Suite 7

Canoga Park, California  91303
Tel:  (818) 883-1767
Fax:  (818) 883-0489

*Admitted in California
and Ontario

February 7, 2007

VIA EDGAR

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.
Registration Statement on Form SB-2
File Number 333-139988

Dear Ms. Garnett:

Please accept this letter as Universal Guardian Holdings, Inc.’s (“Universal Guardian” or the “Company”) response to the Securities and Exchange Commission’s (the “Commission”) correspondence dated February 2, 2007 (the “Comment Letter”) concerning Universal Guardian’s Registration Statement on form SB-2 filed on January 16, 2007 (the “Initial Registration Statement”).  Please note that the Company is not, at this time, filing an amendment to the Initial Registration Statement as we trust this response adequately addresses all of the matters noted in the Comment Letter.

Preliminary Comments

In order to place the Initial Registration Statement in the appropriate context, we invite the Commission to consider the following preliminary observations which Universal Guardian believes distinguishes the subject filing from circumstances that raise the inquiries noted in the Comment Letter and therefore compel greater scrutiny.

1.

The Initial Registration Statement seeks to register a total of 19,384,628 common shares, comprised of: (a) 9,230,768 shares issuable upon the conversion of $6 million in convertible debentures sold to 45 accredited investors at the contracted conversion rate of $0.65 per share; (b) 4,615,389 common shares issuable upon the exercise of warrants granted to the debenture holders at a strike price of $0.81 per share; (c) 923,076 warrants granted to Maxim Group, LLP, at a strike price of $0.81 per share as compensation for acting as placement agent; and (d) a reserve pool of 4,615,395 common shares should the Company elect in its sole discretion to pay the accrued interest in form of common shares, or in the event of a recapitalization or other anti-dilution event triggering the potential issuance of additional

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

shares.1  Accordingly, on a percentage basis, the 19,384,628 shares sought to be registered represents approximately 46% of Universal Guardian’s public float before conversion, or 31% of the public float after conversion.

2.

We understand that the Commission is examining transactions where the issuer (a) sells to institutional investors (principally hedge funds) convertible securities which include substantial existing and prospective price discounts to market (including repricing provisions based upon market conditions); and (b) the underlying common shares represent a large percentage of the issuer’s public float, typically in excess of 33% of the current public float upon conversion.  We understand that the Commission is concerned that the investor under such circumstances does not intend to hold the securities, but rather will promptly convert the debt once the registration statement is declared effective and then resell the registered securities on the public market, thereby taking advantage of the large discount and accordant likelihood of profits.  In such circumstance, the Commission views the institutional investor as effectively acting as a conduit for the issuer and is engaging in a primary offering.   Should such a conclusion be drawn, we understand that the Commission will require that the registration statement be converted to a primary registration statement, at least with respect to the institutional investors holding large positions.

3.

In light of these concerns, we understand that the Commission is evaluating whether Universal Guardian’s Initial Registration Statement may constitute a primary offering given the number of shares being registered in relationship to the public float as outlined above.  We hope that the following analysis will adequately illustrate the several reasons why the Company believes that the Initial Registration Statement does not constitute a primary offering.

•

The discount provisions contained in the convertible debentures are not excessive.

➢

First, the debentures are convertible at the fixed price of $0.65 per share, representing a $0.10 per share discount from market as of date of pricing ($0.75), and a $0.07 per share discount from market as of the close of market on yesterday’s date ($0.72).  This discount is hardly abusive.  Rather, it is nominal.  Moreover, other than standard anti-dilution provisions relating to capital events or additional offerings at lower prices, the conversion price is not repriceable, including in the event of a decline in market prices.  Given the nominal spread between the conversion price and market, we respectfully submit that it cannot be said that there is a reasonable likelihood that the holders of the debentures will be able to lock-in a gain that will enable them to convert their indebtedness and resell the

1

The debentures require that a reserve pool of common shares be registered in an amount sufficient to cover prospective issuances equal to at least 10% of the shares issuable upon conversion, or 923,077 shares.  However, the Company independently decided to register approximately 25% of all issuable shares as a precautionary measure that is designed to ensure that the Company does not violate any of the covenants assumed under the debenture.

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

underlying shares received upon conversion at a profit once the Initial Registration Statement is deemed effective.  This is particularly evident in view of the amount of interest that the holder would earn over a two-year period ($720,000) as compared to the discount on the debenture conversion ($923,076).  In short, the debenture holders bear substantial market risk from the outset.

➢

Second, the warrants issued to the debenture holders are exercisable at $0.81 per share, or $0.06 higher than market on the date of closing, and $0.09 higher than market as of the close of market yesterday.  Given the fact that these warrants are currently “under water” by a fairly significant amount and can be exercised over the course of the next five (5) years, we resubmit that it cannot be said that there is a reasonable likelihood that the holders of the warrants will be able to lock-in a gain that will enable them to immediately exercise these securities and resell the underlying shares at a profit once the Initial Registration Statement is deemed effective.  Again, the debenture holders bear substantial market risk from the outset.

➢

Finally, the placement agent warrants are exercisable at $0.65 per share, based upon the conversion rate for the debentures and also remain in effect for a period of five (5) years.  The nominal spread and term of the warrant support our conclusion that it cannot be said that there is a reasonable likelihood that the placement agent will be able to lock-in a gain that will enable them to immediately exercise the warrants and resell the underlying shares at a profit once the Initial Registration Statement is deemed effective.  Accordingly, the placement agent, as with the debenture holders, bears substantial market risk from the outset.

•

The ratio of the number of common shares to be registered under the Initial Registration Statement likely to be sold as compared to the public float falls well below the Commission’s accepted threshold.

➢

We understand that in determining whether the percentage of shares registered to the public float exceed the informal threshold of 33%, the Commission principally focuses on those securities which contain a significant discount to market.  Here, Universal Guardian respectfully submits that there are two potential share issuances identified in the Initial Registration Statement which should not be included in the threshold calculus.  First, we believe the shares issuable upon exercise of the investor and placement agent warrants should be excluded as it is unlikely the warrant holders will exercise the warrants once the Initial Registration Statement is deemed effective for the reasons set forth above.1

1

Specifically, there are 4,615,389 common shares issuable upon exercise of the investor warrants which we believe should be entirely excluded inasmuch as the securities were issued at a premium to market and remain “under water”.

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

Similarly, we believe that all of the shares held in the reserve pool with the exception of those shares issuable to pay interest at the 20% discount to market as provided in the debenture based upon prices as of the date of the sale of the debenture should be excluded.1  With these exceptions, the percentage of shares to be registered in the Initial Registration Statement is approximately 27% of the outstanding public float before conversion/exercise, and 21% after conversion/exercise, both of which are well below the 33% threshold.

•

The convertible debenture holders are a diverse group of investors with divergent interests.

➢

We note that the Commission is most concerned with institutional investors, principally hedge funds that acquire and resale securities and are most likely to hedge their positions to lock-in gains.  Here, the vast majority of the securities were sold by Universal Guardian to non-institutional investors.  Indeed, of the 43 investors, there are only nine institutional investors (including the placement agent), who collectively hold a total of 6,540,306 shares issuable upon the conversion of the debenture, exercise of warrants, and payment of interest shares.  If we were to segregate the institutional investors from the remaining debenture holders, the shares held by the institutions would constitute only approximately 15% of the outstanding public float before conversion/exercise, and 13% after conversion/exercise.

General

1.

Please provide us with the total dollar value of the securities underlying the convertible notes that you have registered for resale.  To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

As noted above, of the 4,615,395 common shares held in the reserve pool, at most only 1,200,000 shares should be included in the threshold computation since these shares could be issued by the Company at a 20% discount from market to pay interest over the two year term of the debenture (assuming no change in market prices).  The balance of the shares held in reserve are merely included to ensure that the Company can meet its obligations to issue additional shares in the event of the occurrence of anti-dilution events based upon standard anti-dilution events or the sale of additional securities at lower prices.

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

	Number of Shares	Market Price on Date of Sale	Total Dollar Value
Common stock issuable upon conversion of debenture	9,230,768	$ 0.75	6,923,076
Common stock issuable upon exercise of investor warrants	4,615,389	$ 0.75	3,461,542
Common stock issuable upon exercise of placement agent’s warrants	923,076	$ 0.75	692,307
Common Stock Issuable In Payment of Interest	1,200,000	$ 0.75	900,000
	15,969,233		11,976,925

2.

Please provide us with a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.  Include any interest payments, liquidated damages, payments made to finders or placement agents, and any other payments or potential payments.  Please describe the material terms of each such payment.  Do not include any repayment of principal on the convertible notes.

Total Dollar Amount
Cash commission payable to placement agent (8%)	$ 480,000
Non-accountable expense allowance payable to placement agent (3%)	$ 180,000
Legal fees payable to legal counsel for placement agent	$ 30,000
Ordinary interest payable on debentures (6% per annum) over two-year term of debentures	$ 720,000
Default interest payable on debenture (12% per annum) over two-year term of debentures in lieu of ordinary interest	$ 1,440,000
Value of placement agent’s warrants based upon exercise discount (shares x discount per share)	$ 92,308

Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

The net proceeds to the Company, after payment of the placement agent’s cash commission, non-accountable expense allowance and payment for attorney fees, is $5,310,000. The only potential payment to the selling shareholders and/or any of their affiliates in the first year following the sale of the debentures would be interest of $360,000 at the ordinary 6% interest rate, or $720,000 at the 12% default interest rate if applicable.

3.

Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, with the following information presented separately:

•

the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•

the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

➢

if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

➢

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•

the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note):

•

the combined market price of the total possible number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the combined conversion price of the total possible number of shares underlying the convertible note, calculated by using the conversion price on the date of the sale of the convertible note, and the total possible shares underlying the convertible note;

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the combined conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

	Market Price Date of Sale	Conversion/ Exercise Price on Date of Sale	Total Possible Shares Underlying Debenture	Combined Market Price	Combined Conversion Price	Total Possible Discount to Market
Common stock issuable upon conversion of debentures	$ 0.75	$ 0.65	9,230,768	$ 6,923,076	$ 6,000,000	$ 923,076

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please describe these terms in the table.

The debenture and warrants are entitled to standard anti-dilution protection for stock splits, stock combinations, stock dividends and reorganizations.  In the case of certain non-exempt issuances of securities below the conversion and exercise prices for the debenture and warrants, the holders of those securities will also entitled to full-ratchet anti-dilution protection for a period of one year, and standard weighted-average anti-dilution protection thereafter.

4.

Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information presented separately:

•

the market price per share of the underlying securities on the date of that other security;

•

the conversion price per share of the underlying securities on the date of the sale of that other security, calculated as follows:

➢

if the conversion price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

➢

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of that other security and determine the conversion particular securities (assuming complete conversion/exercise):

•

the combined market price of the total possible number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of that other security and the total possible number of underlying shares;

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

•

the combined conversion price of the total possible number of shares underlying that other security, calculated by using the conversion price on the date of the sale of that other security, and the total possible number of underlying shares;

•

the total possible discount to the market price as of the date of the sale that other security, calculated by subtracting the combined conversion price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

	Market Price Date of Sale	Conversion/ Exercise Price on Date of Sale	Total Possible Shares Underlying Debenture	Combined Market Price	Combined Conversion Price	Total Possible Discount to Market
Common stock issuable upon exercise of investor warrants	$ 0.75	$ 0.81	4,615,389	$ 3,461,542	$ 3,738,465	$ (276,923)
Common stock issuable upon exercise of placement agent’s warrants	$ 0.75	$ 0.65	923,076	$ 692,307	$ 599,999	$ 92,308
Common stock issuable upon payment of interest assuming no price change	$ 0.75	$ 0.60	1,200,000	$ 900,000	$ 720,000	$ 180,000

5.

Please provide us with a table showing:

•

the gross proceeds paid or payable to the issuer in the convertible note transaction;

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment #2;

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments #3 and #4.

Gross proceeds paid or payable to the issuer from sale of debentures	$ 6,000,000

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

Gross proceeds paid or payable to the issuer from potential exercise of investor warrants and placement agent’s warrants		$ 4,338,464
Ordinary interest (6%) financed through issuance of common shares		$ 720,000
Total gross proceeds paid or payable to the issuer		$ 11,058,464
Cash commission payable to placement agent (8%)	$ 480,000
Non-accountable expense allowance payable to placement agent (3%)	$ 180,000
Legal fees payable to legal counsel for placement agent	$ 30,000
Value of placement agent’s warrants based upon exercise discount (shares x discount per share)	$ 92,308
Ordinary interest payable on debentures (6% per annum) over two-year term of debentures	$ 720,0000
Total current and prospective payments to the placement agent and selling shareholders, et al., over the term of the debentures		$ 1,502,308
Net proceeds to issuer after all current or prospective payments		$ 9,556,157

Total possible profit to be realized by the selling shareholders as a result of any conversion discounts (excluding $92,308 conversion discount on placement agent’s warrants included as part of offering expenses above)

$ 826,153
Combined total possible profit to be realized by the selling shareholders as a result of any conversion discounts as disclosed in response to comments #3 and #4		$ 2,328,460
(1) Assumes that the debenture is not converted prior to the end of its two year term.

Further, please tell us – as a percentage – the total amount of all possible payments as provided in response co comment #2 and the total possible discount to the market price of the shares underlying the convertible note as provided in response to comment #3, divided by the net

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Percentage of total profits to selling shareholders relative to net proceeds	24.4%
Percentage of total profits to selling shareholders relative to net proceeds amortized over term of debenture	12.2%

6.

Please provide us with a table showing all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).  Provide the following information separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders;

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with this transactions;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•

the market prior per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

None - there have been no prior securities transactions between the Company and any of the selling shareholders or affiliates of the selling shareholders.

7.

Please provide us with a table comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders;

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling  shareholders; and

•

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Public float prior to debenture transaction	42,372,753
Shares registered for resale by selling shareholders in prior registration statements	0
Number of such prior shares which continue to be registered for resale by the selling shareholders	0
Number of such prior shares which were previously sold under a registration statement by the selling shareholders	0
Number of shares registered for resale in current registration statement	19,384,628

8.

Please provide us with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

Yes – the Company has both the intention and a reasonable basis to believe that it can make all payments on the debenture, based upon revenue growth, earnings growth, and anticipated reduction in certain expenses which have previously precluded the Company from becoming cash-flow positive.  Please note, however, that this expectation is based upon current projections which contain a number of variables including, by way of example and not limitation, the award of a services contract with the U.S. Department of State and the successful launch of the Company’s consumer products division.  There is, of course, no guarantee that the Company’s projections will be realized, the failure of which will have a material impact on the ability to make all payments due on the debentures.

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the Company’s common stock and, if any of the selling shareholders have an existing short position in the Company’s stock, the following additional information

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

➢

the date on which each such selling shareholder entered into that short position; and

➢

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has no knowledge as to any selling shareholder having entered into any short position.

9.

Please provide us with the following:

•

a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes: and

None.

•

copies of all agreements between the issuers (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

The principal agreements governing the transaction (form of debenture, registration rights agreement, investor warrants and placement agent’s warrants) were previously furnished to the Commission as exhibits to the Initial Registration Statement. We are supplementally providing you with the other applicable agreements not filed as exhibits, to wit, placement agency agreement with Maxim, form of subscription agreement, and form of two separate subsidiary agreements signed by the investors to ensure that the terms of the first debenture offering was not violated by the second debenture offering.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We confirm that it is the Company’s view that all relationships and arrangements relating to the selling shareholders or affiliates of the selling shareholders have been appropriately and accurately summarized in the Initial Registration Statement.

Karen Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
February 7, 2007

10.

Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement.  Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Please see preliminary comment #1.  The number of shares noted in the fee table comports with the number of shares described as being offered for sale by the selling shareholders in the prospectus.

Please contact the undersigned at (403) 217-5532 should you have any questions or comments.

Very truly yours,

/s/ John M. Woodbury, Jr.

John M. Woodbury, Jr.

October 31, 2006

Michael Skellern
President and Chief Executive Officer
Universal Guardian Holdings, Inc.
4695 Macarthur Court, Suite 300

Newport Beach, CA 95660

Dear Mr. Skellern:

The purpose of this letter agreement (“Agreement”) is to confirm the engagement of Maxim Group LLC (“Maxim”) by Universal Guardian Holdings, Inc. (“Company”) to act as the exclusive placement agent in connection with the proposed offering (“Offering”), the general terms and conditions of which are set forth on Exhibit B attached hereto (“Securities”). Upon acceptance (indicated by your signature below), this Agreement will confirm the engagement by the Company of Maxim in connection with the Offering on the following terms.

1.

Appointment.

(a)

Subject to the terms and conditions of this Agreement, the Company hereby retains Maxim, and Maxim hereby agrees to act, as the Company’s exclusive placement agent on a “best efforts” basis in connection with the Offering.  As outlined on Exhibit B, the Offering will consist of a minimum of $2,000,000 and a maximum of $5,000,000 worth of debentures. The Company and Maxim reserve the right to conduct an initial closing of the Offering when the total amount in escrow is at least $2,000,000; provided, that such initial closing shall occur no later than November 29, 2006 (“Initial Closing”).  Following the Initial Closing, Maxim may conduct one or more subsequent closings (each, a “Subsequent Closing” and together with the Initial Closing, each a “Closing” and collectively, the “Closings”) placing Securities up to the Maximum Amount of the Offering of $5,000,000; provided, however, that the final closing shall occur no later than December 29, 2006 (the “Final Closing Date”).  The Final Closing Date may be extended by up to an additional thirty (30) days upon mutual agreement of Maxim and the Company.

(a)

During the Term of this Agreement (as such term is hereinafter defined), neither the Company nor any of its subsidiaries will, directly or indirectly, solicit or otherwise encourage the submission of any proposal or offer (“Investment Proposal”) from any person or entity relating to any issuance of the Company’s or any of its subsidiaries’ equity securities (including debt securities with any equity feature) or participate in any discussions regarding an Investment Proposal.  The term “Investment Proposal” shall not include (i) any investment in the equity securities of any other entity, (ii) any commercial loans to the Company, and (iii) any transaction or agreement with one or more persons, firms or entities designated as a “strategic partner” of the Company, as determined in good faith by the Board of Directors of the Company, provided that each such person, firm or entity is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.  The Company will immediately cease all contacts, discussions and negotiations with third parties regarding any Investment Proposal.

2.

Compensation and Expenses.

(a)

In consideration of the services rendered by Maxim in connection with the Offering, the Company agrees to pay Maxim a cash fee payable upon each Closing of the transactions contemplated by this Agreement equal to 8% of the gross proceeds received by the Company from Investors at the Closing (the “Investors”). Also, the Company agrees to pay Maxim a non-accountable expense allowance payable in cash upon each Closing equal to 3% of the gross proceeds received by the Company from Maxim Investors at the Closing.

Universal Guardian Holdings, Inc.
October  31, 2006

(b)

The Company shall deliver a warrant, or, if so requested, warrants, to Maxim and/or its designees (the “Agent Warrant”), which Agent’s Warrant shall be exercisable to purchase a number of the Company’s common shares equal to 10% of the total number of shares issuable upon conversion of the debentures sold in the Offering.  The Agent’s Warrant will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing one year from the Offering, at a price per share equal to 100% of the per share offering price of the Securities in the Offering.  The Agent’s Warrant will provide for registration rights (including a one time demand registration right and unlimited piggyback rights), and customary anti-dilution provisions (for stock dividends and splits and recapitalizations) consistent with the National Association of Securities Dealers, Inc. (“NASD”) Rules of Fair Practice and satisfactory to Maxim and its counsel.

(c)

 The Company shall promptly upon request reimburse Maxim for all reasonable expenses (including, without limitation, fees and disbursements of counsel, due diligence, and all travel and other out-of-pocket expenses) incurred by Maxim in connection with its engagement hereunder, including any filings made with the National Association of Securities Dealers, Inc. in connection with the filing of the registration statement with the Securities and Exchange Commission for the registration of the Securities sold in the Offering; provided that Maxim shall be responsible for the first $2,500 of legal fees (not filing fees) incurred by its counsel in connection with such NASD filing and the Company shall be responsible for all other expenses incurred in connection with such filing and such amounts shall not be included in the maximum amount of legal fees set forth on Exhibit B.  Maxim will provide the Company an invoice and copies of receipts pursuant to its expenses and such expenses (other than legal fees) shall not exceed $2,500 without prior authorization of the Company.

3.

Certain Placement Procedures.  The Company and Maxim each represents to the other that it has not taken, and the Company and Maxim each agrees with the other that it will not take any action, directly or indirectly, so as to cause the Offering to fail to be entitled to rely upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Act”).  In effecting the Offering, the Company and Maxim each agrees to comply in all material respects with applicable provisions of the Act and any regulations thereunder and any applicable state laws and requirements.  The Company agrees that any representations and warranties made by it to any investor in the Offering shall be deemed incorporated herein in their entirety and also to be made to Maxim for its benefit.  The Company agrees that it shall cause an opinion of its counsel to be addressed and delivered to Maxim and the investor group in the Offering.

4.

Term of Engagement.

(a)

This Agreement will commence on October 31 and remain in effect until January 31, 2007, after which either party shall have the right to terminate it on thirty (30) days prior written notice to the other.  The date of termination of this Agreement is referred to herein from time to time as the “Termination Date.”  The period of time during which this Agreement remains in effect is referred to herein from time to time as the “Term”.  If, within two years after the Termination Date, the Company completes any private financing of equity or debt or other capital raising activity of the Company (other than the exercise by any person or entity of any options, warrants or other convertible securities other than the warrants issued pursuant to this Agreement) with any of the Investors who were first introduced by Maxim to the Company in connection with the financing contemplated hereby by Maxim, the Company will pay to Maxim upon the closing of such financing the compensation set forth in Section 2 as a “Source Fee”.

(b)

Notwithstanding anything herein to the contrary, subject to the two years limitation described in Section 4(a) above, the obligation to pay the compensation and expenses described in Section 2, this Section 4, 5, 7 and 11-21 and all of Exhibit A attached, hereto (the terms of which are incorporated by reference hereto), will survive any termination or expiration of this Agreement.

5.

Right of First Refusal.  Maxim will have the right of first refusal to manage or co-manage any public underwriting or private placement or debt or equity securities (excluding (i) sales to employees under any compensation or stock option plan approved by the stockholders of the Company, (ii) shares issued in payment of the consideration for an acquisition and (iii) conventional banking arrangements and commercial debt financing) of the Company or any subsidiary or successor of the Company during the one-year period following the completion of

Universal Guardian Holdings, Inc.
October  31, 2006

the Offering.  If Maxim fails to accept in writing any such proposal for such public or private sale within ten (10) days after receipt of a written notice from the Company containing such proposal, then Maxim will have no claim or right with respect to any such sale contained in any such notice.  If, thereafter, such proposal is modified in any material respect, the Company will adopt the same procedure as with respect to the original proposed public or private sale.

6.

Other Activities.  The Company acknowledges that Maxim has been, and may in the future be, engaged to provide services as an underwriter, placement agent, finder, advisor and investment banker to other companies in the industry in which the Company is involved.  Subject to the confidentiality provisions of Maxim contained in Section 7 hereof, the Company acknowledges and agrees that nothing contained in this Agreement shall limit or restrict the right of Maxim or of any member, manager, officer, employee, agent or representative of Maxim, to be a member, manager, partner, officer, director, employee, agent or representative of, investor in, or to engage in, any other business, whether or not of a similar nature to the Company’s business, nor to limit or restrict the right of Maxim to render services of any kind to any other corporation, firm, individual or association; provided that Maxim and any of its member, manager, officer, employee, agent or representative shall not use the Information to the detriment of the Company.  Maxim may, but shall not be required to, present opportunities to the Company.

7.

Information

(a)       The Company recognizes that, in completing its engagement hereunder, Maxim will be using and relying on publicly available information and on data, material and other information furnished to Maxim by the Company or the Company’s affiliates and agents. The Company will cooperate with Maxim and furnish, and cause to be furnished, to Maxim, any and all information and data concerning the Company, its subsidiaries and the Offering that Maxim deems appropriate, including, without limitation, the Company’s acquisition plans and plans for raising capital or additional financing (to the extent available to the Company in the case of parties other than the Company) that is reasonably requested by Maxim, including a private placement memorandum (the “Private Placement Materials”).  The Company represents and warrants to Maxim that all such information: (1) made available by the Company to Maxim or its agents, representatives and any potential participant in the Offering, (2) contained in any preliminary or final Private Placement Materials prepared by the Company in connection with the Offering, and (3) contained in any filing by the Company with any court or governmental regulatory agency, commission or instrumentality, will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in the light of the circumstances under which statements are made.  The Company further represents and warrants to Maxim that all such Information will have been prepared by the Company in good faith and will be based upon assumptions which, in light of the circumstances under which they were made, are reasonable.  It is understood and agreed that in performing under this engagement, Maxim will be relying upon the accuracy and completeness of, and is not assuming any responsibility for independent verification of, such publicly available information and the other information so furnished.

(b)

It is further agreed that Maxim will conduct a due diligence investigation of the Company and the Company will reasonably cooperate with such investigation as a condition of Maxim’ obligations hereunder.  The Company further recognizes, understands and confirms that Maxim:  (i) will use and rely primarily on data, material and other information furnished to Maxim by the Company or the Company’s affiliates and agents, including the Private Placement Materials, and on information available from generally recognized public sources in performing the services contemplated by this engagement without having independently verified the same; (ii) is authorized as the Company’s placement agent to transmit to any prospective Investor a copy or copies of the Private Placement Materials, forms of purchase agreements and any other legal documentation supplied to Maxim for transmission to any prospective Investor by or on behalf of the Company or by any of the Company’s officers, representatives or agents, in connection with the performance of Maxim’ services hereunder or any transaction contemplated hereby; (iii) does not assume responsibility for the accuracy or completeness of any data, material and other information furnished to Maxim by the Company or the Company’s affiliates and agents, including the Private Placement Materials, or any other information; and (iv) will not make an appraisal of any assets of the Company.  If at any time during the course of Maxim’s engagement, the Company becomes aware of any material change in any of the information previously furnished to Maxim, it will promptly advise Maxim of the change.

Universal Guardian Holdings, Inc.
October  31, 2006

(c)

Until the date that is one year from the date hereof, Maxim will keep all information obtained from the Company strictly confidential except: (i) information which is otherwise publicly available, or previously known to or obtained by, Maxim independently of the Company and without breach of any of Maxim’ agreements with the Company; (ii) Maxim may disclose such information to its officers, directors, employees and agents, and to its other advisors and financial sources on a need to know basis only and will ensure that all such persons will keep such information strictly confidential.  No such obligation of confidentiality shall apply to information that: (i) is in the public domain as of the date hereof or hereafter enters the public domain without a breach by Maxim, (ii) was known or became known by Maxim prior to the Company’s disclosure thereof to Maxim, (iii) becomes known to Maxim from a source other than the Company, and other than by the breach of an obligation of confidentiality owed to the Company, (iv) is disclosed by the Company to a third party without restrictions on its disclosure, (v) is independently developed by Maxim or (vi) is required to be disclosed by Maxim or its officers, directors, employees, agents, attorneys and to its other advisors and financial sources, to any order of a court of competent jurisdiction or other governmental body or as may otherwise be required by law.

(d)

The Company recognizes that in order for Maxim to perform properly its obligations in a professional manner, the Company will keep Maxim informed of and, to the extent practicable, permit Maxim to participate in meetings and discussions between the Company and any third party relating to the matters covered by the terms of Maxim’ engagement.

8.

Indemnification.  The Company agrees to indemnify Maxim in accordance with the indemnification and other provisions attached to this Agreement as Exhibit A (the “Indemnification Provisions”), which provisions are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

9.

Securities Law Compliance.  The Company, at its own expense, will use its best efforts to obtain any registration or qualification required to sell any Securities under the Blue Sky laws of any applicable jurisdictions.

10.

No General Solicitation.  The Securities will be offered only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising in any form will be used by the Company or Maxim in connection with the offering of the Securities.

11.

Confidentiality.   The Company will not provide or release any information with respect to this Agreement or the Offering except as required by law or otherwise disclosed in any offering memorandum.

12.

Representations and Warranties.  The Company and Maxim each respectively represent and warrant that:  (a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms; and (c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not conflict with or result in a breach of (i) such party’s certificate of incorporation or by-laws or (ii) any agreement to which such party is a party or by which any of its property or assets is bound.

13.

Parties; Assignment; Independent Contractor.  This Agreement has been and is made solely for the benefit of Maxim and the Company and each of the persons, agents, employees, officers, directors and controlling persons referred to in Exhibit A and their respective heirs, executors, personal representatives, successors and assigns, and nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement, other than as set forth in this paragraph.  The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment will be null and void.  Maxim has been retained under this Agreement as an independent contractor, and it is understood and agreed that this Agreement does not create a fiduciary relationship between Maxim and the Company or their respective Boards of Directors.  Maxim shall not be considered to be the agent of the Company for any purpose whatsoever and Maxim is not granted any right or authority to assume or create any obligation or liability, express or implied, on the Company’s behalf, or to bind the Company in any manner whatsoever.

Universal Guardian Holdings, Inc.
October  31, 2006

14.

Validity.  In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

15.

Waiver of Breach.  The failure of any party hereto to insist upon strict performance of any of the covenants and agreements herein contained, or to exercise any option or right herein conferred in any one or more instances, will not be construed to be a waiver or relinquishment of any such option or right, or of any other covenants or agreements, and the same will be and remain in full force and effect.

16.

Counterparts.  This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

17.

Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York.  The Company and Maxim each () agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, () waives any objection to the venue of any such suit, action or proceeding, and the right to assert that such forum is an inconvenient forum, and () irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding.  Each of the Company and Maxim further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process in any such suit, action or proceeding.  The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

19.

Notices.  All notices will be in writing and will be effective when delivered in person or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company:

Michael Skellern

Universal Guardian Holdings, Inc.

4695 Macarthur Court, Suite 300

Newport Beach, CA 95660

Telephone: (949) 861-8295

Facsimile: (949) 861-8694

With a copy to:

Mark V. Asdourian, Esq.

Universal Guardian Holdings, Inc.

4695 Macarthur Court, Suite 300

Newport Beach, CA 95660

Telephone: (949) 861-8295

Facsimile: (949) 861-8694

To Maxim:

James Siegel

Maxim Group LLC

405 Lexington Avenue

New York, NY 10174

Attention: James Siegel

Telephone:  (212) 895-3508

Facsimile:  (212) 895-3888

Universal Guardian Holdings, Inc.
October  31, 2006

Clifford Teller

Maxim Group LLC

405 Lexington Avenue

New York, NY 10174

Attention: Clifford Teller

Telephone:  (212) 895-3773

Facsimile:  (212) 895-3783

20.

Best Efforts Engagement for Capital Raising.  It is expressly understood and acknowledged that Maxim’s engagement for the Offering does not constitute any commitment, express or implied, on the part of Maxim or of any of its affiliates to purchase or place the Company’s securities or to provide any type of financing and that the Offering will be conducted by Maxim on a “best efforts” basis.

21.

Press Announcements. The Company agrees that Maxim shall, upon a successful transaction, have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder, provided that Maxim shall submit a copy of any such advertisement to the Company for its approval, such approval not to be unreasonably withheld.

[Signature Page Follows]

Universal Guardian Holdings, Inc.
October  31, 2006

If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter. We appreciate this opportunity to be of service and are looking forward to working with you on this matter.

Very truly yours,

MAXIM GROUP LLC

By: ________________________

      Paul LaRosa

      Managing Director

By: ________________________

      Clifford Teller

      Director of Investment Banking

UNIVERSAL GUARDIAN HOLDINGS INC.

By: _______________________

      Michael Skellern

      President and Chief Executive Officer

Universal Guardian Holdings, Inc.
October  31, 2006

EXHIBIT A

INDEMNIFICATION

(a)

The Company agrees to indemnify and hold harmless Maxim, any person who controls Maxim within the meaning of the Securities Act, Section 20(a) of the Exchange Act or any applicable statute, and each partner, director, officer, employee, agent and representative of Maxim from and against any loss, damage, expense, liability or claim, or actions or proceedings in respect thereof (including, without limitation, reasonable attorneys’ fees and expenses incurred in investigating, preparing or defending against any litigation commenced) which any such person may incur or which may be made or brought against any such person, but only to the extent the same arises out of or is based upon: (i) any breach of any of the agreements, representations or warranties of the Company contained in or contemplated by this Agreement, the Private Placement Materials or any documents executed by the Company and delivered to an Investor in connection with the Offering (collectively, the Offering Documents”), including, without limitation, those arising out of or based on any alleged untrue statement of a material fact contained in the Private Placement Materials or Offering Documents or omission to state a material fact required to be stated in the Private Placement Materials or Offering Documents or necessary in order to make the statements appearing therein not misleading in the light of the circumstances in which they were made, (ii) any violation of any federal or state securities laws attributable to the Offering, (iii) any violation of law by the Company or any affiliate of the Company, or any director, officer, employee, agent or representative of any of them, related to or arising out of the Offering or (iv) Maxim’s entering into or performing services under this Agreement, or arising out of any other matter referred to in this Agreement.  This indemnity agreement by, and the agreements, warranties and representations of, the Company shall survive the offer, sale and delivery of the Securities and the termination of this Agreement and shall remain in full force and effect regardless of any investigation made by or on behalf of any person indemnified hereunder, and termination of this Agreement and acceptance of any payment for the Securities hereunder, except, notwithstanding anything to the contrary herein, in the case of a finding (by a court of competent jurisdiction subject to no further appeal) that Maxim committed gross negligence or willful misconduct.

(b)

If any action is brought against a party (the “Indemnified Party”) in respect of which indemnity may be sought against one or more other parties (the “Indemnifying Party” or “Indemnifying Parties”), the Indemnified Party shall promptly notify the Indemnifying Party or Parties in writing of the institution of such action; provided, however, the failure to give such notice shall not release the Indemnifying Party or Parties from its or their obligation to indemnify the Indemnified Party hereunder except to the extent the Indemnifying Party actually incurs substantial damage by reason of such failure and shall not release the Indemnifying Party or Parties from any other obligations or liabilities to the Indemnified Party in any event.  The Indemnifying Party or Parties may at its or their own expense elect to assume the defense of such action, including the employment of counsel reasonably acceptable to the Indemnified Party; provided, however, that no Indemnifying or Indemnified Party shall consent to the entry of any judgment or enter into any settlement by which the other party is to be bound without the prior written consent of such other party, which consent shall not be unreasonably withheld.  In the event the Indemnifying Party or Parties assume a defense hereunder, the Indemnified Party shall be entitled to retain its own counsel in connection therewith and, except as provided below, shall bear the fees and expenses of any such counsel, and counsel to the Indemnified Party or Parties shall cooperate with such counsel to the Indemnifying Party in connection with such proceeding.  If an Indemnified Party reasonably determines that there are or may be differing or additional defenses available to the Indemnified Party which are not available to the Indemnifying Party, or that there is or may be a conflict between the respective positions of the Indemnifying Party and of the Indemnified Party in conducting the defense of any action, then the Indemnifying Party shall bear the reasonable fees and expenses of any counsel retained by the Indemnified Party in connection with such proceeding.  All references to the Indemnified Party contained in this paragraph (c) include, and extend to and protect with equal effect, any persons who may control the Indemnified Party within the meaning of the Securities Act, Section 20(a) of the Exchange Act or any applicable statute, any successor to the Indemnified Party and each of its partners, officers, directors, employees, agents and representatives.  The indemnity agreements set forth in this Exhibit A shall be in addition to any other obligations or liabilities of the Indemnifying Party or Parties hereunder or at common law or otherwise.

(c)

If recovery is not available under the foregoing indemnification provisions of Exhibit A, for any reason other than as specified therein, the party entitled to indemnification by the terms thereof shall be entitled to

Universal Guardian Holdings, Inc.
October  31, 2006

contribution to losses, damages, liabilities and expenses of the nature contemplated by such indemnification provisions.  In determining the amount of such contribution, there shall be considered the relative benefits received by the Company, on the one hand, and Maxim, on the other hand, from the Offering (which shall be deemed to be the portion of the proceeds of the Offering realized by each party), the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, the relative culpability of the parties, the relative benefits received by the parties and any other equitable considerations appropriate under the circumstances.  No party shall be liable for contribution with respect to any action or claim settled without its consent.  Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Exhibit A, notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Exhibit A or otherwise.  For purposes of this Exhibit A, each person, if any, who controls a party to this Agreement within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act shall have the same rights to contribution as that party to this Agreement.  Notwithstanding the foregoing, in no event will the aggregate contribution by Maxim hereunder exceed the amount of fees actually received by Maxim pursuant to this Agreement.  The reimbursement, indemnity and contribution obligations of the Company hereinabove set forth shall be in addition to any liability which the Company may otherwise have and these obligations and the other provisions hereinabove set forth shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, Maxim and any other Indemnified Person.

(d)

In any claim for indemnification for United States Federal or state securities law violations, the party seeking indemnification shall place before the court the position of: (i) the SEC and (ii) if applicable, any state securities commissioner or agency having jurisdiction with respect to the issue of indemnification for securities law violations.

Universal Guardian Holdings, Inc.
October  31, 2006

EXHIBIT B

Universal Guardian Holding, Inc. (OTC BB: UGHO)

Proposed Summary Terms of Private Placement

The proposed Summary Terms (“Proposal”) of the contemplated private placement is intended for discussion purposes only. Your receipt of the Proposal constitutes your agreement that this Proposal is confidential information of Maxim Group LLC and may not be distributed without prior written consent of Maxim Group LLC to any parties excluding your attorneys, accountants and as required by law.

Issuer:	Universal Guardian Holding, Inc. (“UGHO”)
Placement Agent:	Maxim Group LLC is the exclusive placement agent.
Placement:

Minimum of $2,000,000 and up to a Maximum of $5,000,000 of Convertible Debentures (the “Debentures”). The initial closing (the “Initial Closing Date”) for the Minimum amount shall occur on the date the Minimum amount of Debentures are executed but in no event later than November 29, 2006 and the Second Closing (the “Final Closing Date”) for the Maximum amount by December 29, 2006. The Final Closing Date may be extended by up to an additional thirty (30) days upon mutual agreement of the placement agent and the Company.

Interest:	6% per annum, payable quarterly in cash or registered stock at the Company’s option.
Maturity:	24 months
Conversion Price:

The Conversion Price shall be the greater of (i) 80% of VWAP of the Company’ shares for the 10 days preceding the Initial Closing Date or (ii) $0.65 per share. The Investor may elect to convert the Debentures at the conversion price at anytime.

 time following the closing.

Company Call/Forced Conversion:

Provided the Company’s common stock price exceeds 200% of the Conversion Price for a period of fifteen (15) consecutive trading days, the company shall have the option to redeem or force a conversion of the outstanding balance of the Debentures

Warrants:

50% coverage in Common Stock purchase warrants, exercisable immediately upon issuance at an exercise price equal to 125% of the Conversion Price (“Warrant Exercise Price”).  The Warrants will have a term of 5 years.  The Warrants will contain standard anti-dilution protection (i.e. stock splits, stock combinations, stock dividends, reorganizations etc.). The Warrants will be exercisable for cash, unless there is no effective registration after one year.

Registration:

Within 30 days following the Final Closing Date, the Issuer will file a registration statement with the Securities and Exchange Commission that will cover Common Stock issued in the Placement and Common Stock underlying the Warrants.  In addition, the investors in the Placement will receive customary piggyback registration rights. The Issuer will cause such registration statement to become effective within 90 days (or 120 days in an event of the SEC review) following the Final Closing Date.

If the Issuer fails to file the registration statement and/or cause the registration statement to become effective within the required time period, the Issuer will pay the investors 1.0% monthly fee in cash until the registration statement becomes effective, subject to a cap of 4% in the aggregate.

Universal Guardian Holdings, Inc.
October  31, 2006

Additional Covenants:

The Debenture will contain Covenants and Conditions Precedent customary and appropriate for this type of transaction including completion by the Investors of their due-diligence to their satisfaction and completion of documentation acceptable to the Company and the Investors.

Due Diligence and Legal Fees:	At the Closing, the Company will pay all legal fees and expenses related to this Transaction, not to exceed an amount of fifteen thousand dollars (USD $15,000.00).
Fees:	Issuer shall pay 8% cash fee, 3% non-accountable fee and 10% placement agent warrants

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (this “Agreement”) made as of the date set forth on the signature page hereof between Universal Guardian Holdings, Inc., a Delaware corporation having a place of business at 4695 MacArthur Court, Suite 300, Newport Beach, California 92260 (the “Company”), and the undersigned (the “Subscriber”).

W I T N E S S E T H:

WHEREAS, the Company desires to sell up to $5,000,000.00 aggregate principal amount of its Units. Each Unit (each a “Unit” and collectively the “Units”) consists of a 6% Convertible Debentures (a “Note”) and an Investor Warrant to purchase common stock, par value $0.001 per share (the “Common Stock”) of the Company (the “Warrants”); and

WHEREAS the subscription for the Units will be made in accordance with and subject to the terms and conditions of this Subscription Agreement and the Company’s Confidential Private Placement Memorandum dated November __, 2006, as such may be amended from time to time (the “Memorandum”); and

WHEREAS the Company is offering (the “Offering”) the Units on a “best efforts, all-or-none” basis to attain the minimum offering amount of $2,000,000 (the “Minimum Amount”), and on a “best efforts” basis as to the remaining Units sold up to the maximum offering amount of $5,000,000 (the “Maximum Amount”) to a limited number of “accredited investors” (as that term is defined by Rule 501(a) of Regulation D (“Regulation D”) of the Securities Act of 1933, as amended (the “Act”)); and

WHEREAS, the Company has retained Maxim Group LLC to act as its placement agent in connection with the sale of the securities pursuant to this Agreement (the “Placement Agent”); and

WHEREAS, the Subscriber desires to purchase the amount of Units equal to the investment amount set forth on the signature page hereof on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

ARTICLE  I.
SUBSCRIPTION FOR COMMON STOCK AND REPRESENTATIONS BY SUBSCRIBER

1.1.

Subject to the terms and conditions hereinafter set forth (including Section 1.18 hereof), Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to sell to Subscriber, the amount of Units in an investment amount set forth upon the signature page hereof against payment made by personal or business check, or money order made payable to “American Stock Transfer & Trust Company” (the “Escrow Agent”), F/B/O Universal Guardian Holdings, Inc., at the address set forth in Section 3.1, contemporaneously with the execution and delivery of this Agreement.  Subscriber may also pay by wire transfer of immediately available funds to:

J.P. Morgan Chase

55 Water Street

New York, NY

A/C # 323113060

ABA # 021 000 021

American Stock Transfer & Trust Company

As Agent for UNIVERSAL GUARDIAN HOLDINGS, INC.

The Securities to be issued to the Subscriber in connection with its purchase of Units hereunder shall be delivered by the Company to Subscriber within ten (10) days following the final Closing Date (as defined in Section 3.1) relating to the purchase and sale of the Securities (as defined Section 1.9)  by Subscriber.

1.2.

The Subscriber recognizes that the purchase of the Securities involves a high degree of risk including, but not limited to, the following: (i) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Securities; (ii) the Subscriber may not be able to liquidate his, her or its investment; (iii) transferability of Securities is extremely limited; (iv) in the event of a disposition of the Securities, the Subscriber could sustain the loss of his, her or its entire investment; and (v) the Subscriber has adequate means of providing for such Subscriber’s current financial needs and foreseeable contingencies and has no need for liquidity of the investment in the Securities.

1.3.

The Subscriber represents that the Subscriber is an “accredited investor”, as indicated by the Subscriber’s responses to the questions contained in ARTICLE  VII hereof.  If the Subscriber is a natural person, the Subscriber has reached the age of majority in the state or other jurisdiction in which the Subscriber resides.  In addition, the Subscriber represents that the Subscriber has adequate means of providing for the Subscriber’s current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Securities for an indefinite period of time, has no need for liquidity in such investment and, at the present time, could afford a complete loss of such investment.

1.4.

The Subscriber hereby acknowledges and represents that (i) the Subscriber has prior investment experience, including investment in securities (such as the Common Stock and Warrants) which are non-listed, unregistered and/or not traded on the Nasdaq National or SmallCap Market, a national stock exchange or on the National Association of Securities Dealers, Inc. (the “NASD”) automated quotation system for actively traded stocks (“Nasdaq”), or the Subscriber has employed the services of an investment advisor, attorney and/or accountant to read all of the documents furnished or made available by the Company to the Subscriber and to all other prospective purchasers of Securities and to evaluate the merits and risks of such an investment on the Subscriber’s behalf; (ii) the Subscriber recognizes the highly speculative nature of this investment; and (iii) the Subscriber is able to bear the economic risk which the Subscriber hereby assumes.

1.5.

The Subscriber hereby acknowledges that it has been furnished with, or has had an opportunity to acquire and carefully review, (i) the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “10-KSB”), (ii) the Company’s Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2006, March 31, 2006 and September 31, 2006, when filed with the SEC (the “10-QSBs”), (iii) the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2006, June 18, 2006 and August 24, 2006 (the “8-Ks”), (iv) the Company’s proxy statement dated September 15, 2005 relating to the Company’s most recent annual meeting of shareholders (the “Year 2005 Proxy Statement”, (v) and such other reports on filed by the Company with the SEC subsequent to August 31, 2006 (“Additional Reports” and together with the 10-KSB, the 10-QSBs and the 8-Ks, the “SEC Documents”), and (vi) the Confidential Private Placement Memorandum describing the terms of the Offering (the “Confidential Private Placement Memorandum”).  The Subscriber further represents that the Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company which the Subscriber, his, her or its investment advisor, attorney and/or accountant has requested or desired to know, has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of the Offering, and has received any additional information which the Subscriber has requested.  The SEC Documents, this Agreement and the Confidential Private Placement Memorandum are collectively referred to herein as the “Offering Documents.”

1.6.

(a)

The Subscriber has relied solely upon the information provided by the Company in making the Subscriber’s decision to invest in the Securities.  The Subscriber is familiar with and understands the terms of the Offering, including the rights to which the Subscriber is entitled under this Agreement and the Securities.  The Subscriber has been furnished with and has carefully read the Offering Documents.  In evaluating the suitability of an investment in the Company, the Subscriber has not relied upon any representation or other information (whether oral or written) from the Company, or any agent, employee or affiliate of the Company or any other third party other than as set forth in the Offering Documents and the results of Subscriber’s own independent investigation. To the extent necessary, the Subscriber has retained, at his/her/its sole expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Securities hereunder.

(b)

The Subscriber represents that no Securities were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith the Subscriber did not:  (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

1.7.

The Subscriber hereby represents that the Subscriber, either by reason of the Subscriber’s business or financial experience or the business or financial experience of the Subscriber’s professional advisors (who are unaffiliated with, and who are not compensated by, the Company or any affiliate or selling agent of the Company, including the Placement Agent or any selected dealers, directly or indirectly), has the capacity to protect the Subscriber’s own interests in connection with the transaction contemplated hereby.  The Subscriber acknowledges that the Placement Agent is acting as placement agent for the Securities being offered hereby and will be compensated by the Company for acting in such capacity.  The Subscriber further acknowledges that the Placement Agent has acted solely as agent of the Company in connection with the offering of the Securities by the Company, that the information and data provided to the Subscriber in connection with the transactions contemplated hereby have not been subjected to independent verification by the Placement Agent, and that the Placement Agent makes no representation or warranty with respect to the accuracy or completeness of such information, data or other related disclosure material.

1.8.

The Subscriber hereby acknowledges that the Offering has not been reviewed by the SEC or any state securities regulatory authority or other governmental body or agency since the Offering is intended to be exempt from the registration requirements of Section 5 of the Act pursuant to Regulation D promulgated under the Act.  The Subscriber shall not sell or otherwise transfer the Securities unless they are registered under the Act or unless an exemption from such registration is available.  The Subscriber understands that if required by the laws or regulations or any applicable jurisdictions, the Offering contemplated hereby will be submitted to the appropriate authorities of such state(s) for registration of exemption therefrom.

1.9.

The Subscriber understands that none of the Units, the Notes, the Warrants, the shares of Common Stock issuable upon conversion of the Notes (the “Conversion Shares”), nor the shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”) (collectively, the “Securities”) have been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon the Subscriber’s investment intention.  In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber’s own account for investment purposes only and not with a view toward the resale or distribution to others and has no contract, undertaking, agreement or other arrangement, in existence or contemplated, to sell, pledge, assign or otherwise transfer the Securities to any other person.  The Subscriber, if an entity, also represents that it was not formed for the purpose of purchasing the Securities.

1.10.

The Subscriber understands that Rule 144 promulgated under the Act (“Rule 144”) requires, among other conditions, a minimum holding period of one-year prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act.  The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Securities under the Act or any state securities or “blue sky” laws or to assist the Subscriber in obtaining an exemption from various registration requirements, other than as set forth in ARTICLE  V herein.  The Subscriber agrees to hold the Company and its directors, officers, employees, controlling persons and agents (including the Placement Agent and its managers, members, officers, directors, employees, counsel, controlling persons and agents) and their respective heirs, representatives, successors and assigns harmless from and to indemnify them against all liabilities, costs and expenses incurred by them as a result of (i) any misrepresentation made by the Subscriber contained in this Agreement (including the Confidential Investor Questionnaire contained in ARTICLE  VII herein), (ii) any sale or distribution by the Subscriber in violation of the Act or any applicable state securities or “blue sky” laws or (iii) any untrue statement of a material fact made by the Subscriber and contained herein.

1.11.

The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities substantially as set forth below, that such Securities have not been registered under the Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement.  The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of the Securities.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

1.12.

The Subscriber agrees to supply the Company, within five (5) days after the Subscriber receives the request therefor from the Company, with such additional information concerning the Subscriber as the Company deems necessary or advisable.

1.13.

The Subscriber hereby represents that the address of the Subscriber furnished by Subscriber on the signature page hereof is the Subscriber’s principal residence, if Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.14.

The Subscriber represents that the Subscriber has full power and authority (corporate, statutory and otherwise) to execute, deliver, and perform this Agreement and to purchase the Securities.  This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

1.15.

If the Subscriber is a corporation, partnership, limited liability company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other entity (a) it is authorized and qualified to become an investor in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so and (b) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

1.16.

The Subscriber acknowledges that if he or she is a Registered Representative of an NASD member firm, he or she must give such firm the notice required by the NASD Rules of Fair Practice, receipt of which must be acknowledged by such firm in Section 7.4 below.

1.17.

The Subscriber acknowledges and agrees that it shall not be entitled to seek any remedies with respect to the Offering from any party other than the Company.

1.18.

The Subscriber understands, acknowledges and agrees with the Company that this subscription (the “Subscription”) may be rejected, in whole or in part, by the Company, in the sole and absolute discretion of the Company, at any time before the applicable Closing with respect to the Securities subscribed for by the Subscriber, notwithstanding prior receipt by the Subscriber of notice of acceptance of the Subscriber’s Subscription.

1.19.

The Subscriber understands, acknowledges and agrees with the Company that, except as otherwise set forth herein, the subscription hereunder is irrevocable by the Subscriber, that, except as required by law, the Subscriber is not entitled to cancel, terminate or revoke this Agreement or any agreements of the Subscriber hereunder and that this Agreement and such other agreements shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns.  If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his/her heirs, executors, administrators, successors, legal representatives and permitted assigns.

1.20.

The Subscriber understands, acknowledges and agrees with the Company that the Offering is intended to be exempt from registration under the Act by virtue of Section 4(2) of the Act and the provisions of Regulation D thereunder, which is in part dependent upon the truth, completeness and accuracy of the statements made by the Subscriber.

1.21.

The Subscriber understands, acknowledges and agrees with the Company that there can be no assurance that the Subscriber will be able to sell or dispose of the Securities.  It is understood that in order not to jeopardize the Offering’s exempt status under Section 4(2) of the Act and Regulation D, any transferee may, at a minimum, be required to fulfill the investor suitability requirements thereunder.

1.22.

The Subscriber understands that all information regarding the Offering is confidential and represents that it will not be used for any purpose other than in connection with his, her or its consideration of a purchase of the Securities and agrees to treat it in a confidential manner.  The Subscriber has not, during the last thirty (30) days prior to the date hereof, directly or indirectly, nor has any party acting on behalf of or pursuant to any understanding with such Subscriber, effected or agreed to effect any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16(a)-1(h) under the Exchange Act) with respect to the Common Stock, granted any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from the Common Stock or otherwise sought to hedge its position in the Company’s Securities. For the purposes of this Section 1.22, short sales and hedging activities include, without limitation, all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker-dealers or foreign regulated brokers having the effect of hedging the securities or investment made under this Agreement.  The Subscriber acknowledges and agrees that in order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of the Common Stock or securities exchangeable, convertible or exercisable for shares of the Common Stock.

1.23.

Subscriber represents and warrants that he/she/it will have no open position in the Company’s common stock at the time a Registration Statement is filed with the SEC to register the Securities and is aware of the following Telephone Interpretation in the SEC Manual of Publicly Available Telephone Interpretations (July 1997):

A.65. Section 5

An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective.  One of the selling shareholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date.  The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made.  There would, therefore, be a violation of section 5 if the shares were effectively sold prior to the effective date.

1.24.

The Subscriber acknowledges that the information contained in the Offering Documents or otherwise made available to the Subscriber is confidential and non-public and agrees that all such information shall be kept in confidence by the Subscriber and neither be used by the Subscriber for the Subscriber’s personal benefit (other than in connection with this Subscription) nor disclosed to any third party for any reason, notwithstanding that the Subscriber’s Subscription may not be accepted by the Company; provided, however, that this obligation shall not apply to any such information that (i) is part of the public knowledge or literature and readily accessible as of the date hereof, (ii) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision), or (iii) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements or obligations, including, without limitation, any subscription or other similar agreement entered into with the Company).

1.25.

If the Subscriber is purchasing the Securities in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Subscriber has been duly authorized and empowered to execute this Agreement and all other subscription documents, and such other person fulfills all the requirements for purchase of the Securities as such requirements are set forth herein, concurs in the purchase of the Securities and agrees to be bound by the obligations, representations, warranties and covenants contained herein.  Upon request of the Company, the Subscriber will provide true, complete and current copies of all relevant documents creating the Subscriber, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

1.26.

No authorization, approval, consent or license of any person is required to be obtained for the purchase of the Securities by the Subscriber, other than those that have been obtained and are in full force and effect.  The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, result in any violation of or constitute a default under any material agreement or other instrument to which the Subscriber is a party or by which the Subscriber or any of its properties are bound, or to the best of the Subscriber’s knowledge, any permit, franchise, judgment, order, decree, statute, rule or regulation to which the Subscriber or any of its businesses or properties is subject.

1.27.

The representations, warranties and agreements of the Subscriber contained herein and in any other writing delivered in connection with the transactions contemplated hereby shall be true and correct in all respects on and as of the Closing Date of the sale of the Securities to the Subscriber as if made on and as of such date and shall survive the execution and delivery of this Agreement and the purchase of the Securities.

1.28.

The Subscriber acknowledges that the Placement Agent (including any of its members, managers, employees, agents or representatives) has not made any representations or warranties to the Subscriber concerning the Company and its Subsidiary and their respective businesses, condition (financial or otherwise) or prospects.

1.29.

The Placement Agent shall be entitled to rely upon the representations, warranties and covenants of the Subscriber set forth in this Agreement.

1.30.

The Subscriber has read in its entirety the Confidential Private Placement Memorandum including, but not limited to, the Section therein entitled “Risk Factors,” and understands fully to its full satisfaction all information included in the Confidential Private Placement Memorandum.

1.31.

The Subscriber understands that (i) the Offering is contingent upon the sale of Securities representing at least $2,000,000 for the initial closing to occur (the “Minimum Amount”), and the Company may not close on the Subscriber’s Subscription unless it receives subscriptions for the Minimum Amount, (ii) following the initial closing, the Company may complete additional closings from time to time until it has sold up to $5,000,000 (the “Maximum Amount”) pursuant to the Offering and (iii) the Company is under no obligation to, and there can be no assurance that, the Company will receive or accept subscriptions for the aggregate number of Securities that may be sold by the Company pursuant to the Offering.

ARTICLE  II.
REPRESENTATIONS BY AND COVENANTS OF THE COMPANY

The Company hereby represents and warrants to the Subscriber and the Placement Agent that, except as set forth in the Schedules hereto:

2.1.

Corporate Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and the Company has the requisite corporate power and authority to own or lease its properties and to carry on its business as now being conducted.  The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or in good standing could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  For purposes of this Agreement, “Material Adverse Effect” shall mean, as to any entity, any material adverse effect on the business, operations, conditions (financial or otherwise), assets, results of operations or prospects of the Company and its Subsidiaries (as defined below) as a whole.

2.2.

Capitalization; Organizational Documents; Subsidiary.

(a)

The authorized capital stock of the Company consists of 105,000,000 shares of capital stock, of which (i) 100,000,000 are classified as Common Stock, and (ii) 5,000,000 are classified as “blank check” preferred stock, par value $.001 per share, of which, 600 are designated as Series A Convertible Preferred Stock and 5,250 are designated as Series B Convertible Preferred Stock.  As of the date of the Confidential Private Placement Memorandum, 51,990,290 shares of Common Stock and 600 shares of Series A Convertible Preferred Stock and no other shares of capital stock of the Company (other than the securities described in the Confidential Private Placement Memorandum) are issued and outstanding.  Other than the Series A Preferred Stock and Series B Preferred Stock, there are no other shares of Preferred Stock authorized for issuance or outstanding.  As of the date of the Confidential Private Placement Memorandum, the Company has reserved 19,684,224 shares of Common Stock for issuance upon the exercise or conversion of outstanding convertible securities.  All of the outstanding shares of capital stock have been duly and validly issued and are fully paid and nonassessable and have been issued in accordance with all applicable federal and state securities laws.  No shares of capital stock are subject to preemptive rights or any other similar rights or any liens suffered or permitted by the Company.  Except as disclosed in the Offering Documents, as of the date hereof, there are no outstanding options, warrants, scrips, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock.  There are no preemptive rights or rights of first refusal or similar rights which are binding on the Company permitting any person to subscribe for or purchase from the Company shares of its capital stock pursuant to any provision of law, the Certificate of Incorporation (as defined below) or the By-laws (as defined below) or by agreement or otherwise.  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.  The Company has made available to the Subscriber true and correct copies of the Company’s Certificate of Incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), and the Company’s By-laws, as in effect on the date hereof (the “By-laws”).  The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Company are as set forth in the Certificate of Incorporation, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable against the Company and in accordance with all applicable laws, rules and regulations.  Except as set forth in the Confidential Private Placement Memorandum and pursuant to the Offering, no person holds any right to require the Company to register any securities of the Company under the Act or to participate in any such registration.

(b)

Upon issuance of the Units and payment of the purchase price therefor in accordance with the terms of this Agreement, the Notes and Warrants will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of any restrictions on transfer and any taxes, claims, liens, pledges, options, security interests, purchase rights, preemptive rights, trusts, encumbrances or other rights or interests of any other person (other than any restrictions under the Act).  The issuance and sale of the Securities hereunder will not obligate the Company to issue shares of Common Stock or other securities to any other person and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

(c)

Upon the due conversion of the Notes and the exercise of the Warrants and payment of the purchase price therefor in accordance with the terms of the Warrants, the Conversion Shares and Warrant Shares will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of any restrictions on transfer and any taxes, claims, liens, pledges, options, security interests, purchase rights, preemptive rights, trusts, encumbrances or other rights or interests of any other person (other than any restrictions under the Act).  The Company has reserved a sufficient number of shares of Common Stock for issuance upon the conversion of the Notes and the exercise of the Warrants.

(d)

The Company directly or indirectly owns two (2) dormant and eleven (11) active wholly-owned operating subsidiaries.  The active subsidiaries are:  Universal Guardian Services PTE, Ltd.; Secure Risks, Ltd.; Secure Risks-Strategic Security Solutions International Ltd.; Secure Risks Pakistan, Ltd.; Secure Risks Asia Pacific, Ltd., Universal Guardian Products, Ltd.; Shield Defense (Macao) Ltd.; Shield Defense Europe GmbH; Shield Defense Corporation; ISR Systems Corporation; and Universal Guardian Systems, Ltd. (each a “Subsidiary” of the Company, and collectively the “Subsidiaries”), and each has been duly organized, is validly existing and in good standing under the laws of the jurisdiction of its organization, has the power and authority to own its properties and to conduct its business and is duly qualified and authorized to transact business and is in good standing in each jurisdiction in which the conduct of its business or the nature of its properties requires such qualification or authorization, except where the failure to be so qualified or authorized and in good standing could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All of the issued and outstanding capital stock of the Subsidiaries are owned, directly or indirectly, by the Company, in each case, free and clear of any liens, and has been duly authorized and validly issued, and is non-assessable.  Except for the Subsidiaries, the Company does not presently own or control, directly or indirectly, any interest in any other subsidiary, corporation, association or other business entity.   The Company is a party to a joint venture with Spheres Technologies, Ltd., a Kingdom of Saudia Arabia corporation and has several teaming agreements with large corporations including PAE and Louis Berger.

2.3.

Authorization; Enforcement.  (a)  The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the subscription agreements with the other Subscribers (together with the Subscriber, the “Subscribers”) and any other documents to be entered into in connection with the Offering (collectively, the “Offering Agreements”) and to issue and sell the Securities and perform its obligations with respect thereto and under the Offering Agreements in accordance with the terms hereof and thereof, (b) the execution and delivery of the Offering Agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company and no further consent or authorization is required by the Company, the Board of Directors of the Company or its respective stockholders, and (c) this Agreement has been duly executed and delivered by the Company and the other Offering Agreements, when executed and delivered by the Company, will be duly executed and delivered by the Company.  No corporate proceedings on the part of the Company are necessary to approve and authorize the execution and delivery of this Agreement or the other Offering Agreements and the issuance of the Securities.  This Agreement constitutes, and the other Offering Agreements, when executed and delivered by the Company, will constitute, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

2.4.

No Conflicts.  The execution, delivery and performance of this Agreement and the other Offering Agreements by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby will not (a) result in a violation of the Certificate of Incorporation, the By-laws or the certificate of incorporation, by-laws or other organizational documents of any Subsidiary, or (b) violate or conflict with, or result in a breach of, any provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien on or against any of the properties of the Company or any Subsidiary pursuant to, any note, bond, mortgage, agreement, license, indenture or instrument to which the Company or any Subsidiary is a party, or result in a violation of any statute, law, rule, regulation, writ, injunction, order, judgment or decree applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, except where such violation, conflict, breach or other consequence would not have a Material Adverse Effect.  Except as disclosed in the Offering Documents, neither the Company nor any Subsidiary is in violation of any term of or in default under its certificate of incorporation, by-laws or other organizational documents or in violation of any material term of, or in default under, any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or any Subsidiary.  Except as specifically contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental or regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof, other than (i) filings pursuant to federal and state securities laws in connection with the sale of the Securities and (ii) the registration of the Registrable Securities (as defined in Section 5.1(g)) with the SEC and filings pursuant to state securities laws.  All consents, authorizations, orders, filings and registrations that the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof, and those which are required to be made after the Closing and which will be duly made on a timely basis.

2.5.

SEC Documents; Financial Statements.

(a)  Since January 1, 2004, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing, and all other documents and registration statements heretofore filed by the Company with the SEC being hereinafter referred to as the “SEC Filed Documents”).  None of the SEC Filed Documents, at the time they were filed with the SEC (except those SEC Filed Documents that were subsequently amended), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included (or incorporated by reference) in the SEC Filed Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto (except those SEC Filed Documents that were subsequently amended).  Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  As of the date hereof, the Company has made all filings required to be made by the Company with the SEC.

(b)  Except as set forth in the Offering Documents, neither the Company nor any Subsidiary has incurred any material liabilities of any kind, whether accrued, absolute, contingent or otherwise or entered into any material transactions except in the ordinary course of business.  The other historical financial and statistical information with respect to the Company included in the SEC Documents presents fairly in all material respects the information shown therein on a basis consistent with the audited and unaudited financial statements of the Company included in the SEC Documents. The Company does not know of any facts, circumstances or conditions materially adversely affecting its operations, earnings or prospects which have not been fully disclosed in the Offering Documents.

(c)  A.J. Robbins, P.C. has expressed its opinion with respect to the audited financial statements which form a part of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, and are independent accountants as required by the Act and the Public Company Accounting Oversight Board and the rules and regulations thereunder.

(d)  In particular, each of the SEC Documents as of its date (or date of filing with the SEC, as applicable), did not contain an untrue statement of a material fact or omit or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were or will be made, not misleading.

2.6.

Securities Law Exemption.  Assuming the truth and accuracy of the Subscriber’s representations and warranties in this Agreement and the truth and accuracy of each of the other Subscribers’ representations and warranties set forth in the subscription agreements executed by such other Subscribers, the offer, sale and issuance of the Securities as contemplated by this Agreement and the other subscription agreements are exempt from the registration requirements of the Act and applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

2.7.

Litigation.

(a)  All actions, suits, arbitrations or other proceedings or, to the Company’s best knowledge, investigations pending or threatened against the Company or any Subsidiary that would have a Material Adverse Effect on the Company, are disclosed in the Offering Documents.  There is no action, suit, proceeding or, to the Company’s knowledge, investigation that questions this Agreement or the right of the Company to execute, deliver and perform its obligations hereunder or under any of the other Offering Agreements.

(b)  There are no actions, proceedings, claims or investigations before or by any court or governmental authority (or any state of facts which management of the Company has concluded could give rise thereto) pending or, to the best knowledge of the Company, threatened, against the Company’s or any Subsidiary’s officers or directors which, if determined adversely to such officer or director, could have a Material Adverse Effect or adversely affect the transactions contemplated by this Agreement or the enforceability thereof or which are required to be disclosed to the Subscriber and the other subscribers of the Securities under the Act, the Exchange Act or any SEC rules or regulations promulgated thereunder or are material to an investor’s evaluation of the Company.

2.8.

Intellectual Property.  Except as set forth in the Offering Documents, each of the Company and the Subsidiaries owns or possesses adequate and enforceable rights to use all material patents, patent applications, trademarks, service marks, trade names, logos, corporate names, copyrights, trade secrets, processes, mask works, licenses, inventions, formulations, technology and  know-how and other intangible property used or proposed to be used in the conduct of its business as described in or contemplated by the Offering Documents (the "Proprietary Rights"). Except as set forth in the Offering Documents, each of the Company or any Subsidiary or the entities from whom the Company or any of the Subsidiaries has acquired rights has taken all necessary action to protect all of the Proprietary Rights.  Except as set forth in the Offering Documents, neither the Company nor any Subsidiary has received any notice of, and there are not any facts known to the Company or any Subsidiary which indicate the existence of (i) any infringement or misappropriation by any third party of any of the Proprietary Rights, (ii) any claim by a third party contesting the validity of any of the Proprietary Rights or (iii) any infringement, misappropriation or violation by the Company or any Subsidiary or any of their employees of any Proprietary Rights of third parties.  To the best of the Company's knowledge, neither the Company, any of the Subsidiaries nor any of their employees has infringed, misappropriated or otherwise violated any Proprietary Rights of any third parties.  To the Company's best knowledge, neither the Proprietary Rights, products or services currently sold by the Company or any Subsidiary or currently under development by the Company or any Subsidiary nor the conduct of the Company’s or any Subsidiary’s business as currently contemplated infringe, illicit, copy, misappropriate or violate any intellectual property rights of any third party.  Except as set forth in the Offering Documents, the Company is not aware that any of its or any Subsidiary’s employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of the employee's best efforts to promote the interests of the Company or that would conflict with the Company's or any Subsidiary’s business as currently conducted or as proposed to be conducted.  To the Company's best knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Company's or any Subsidiary’s business by the employees of the Company or any Subsidiary, nor the conduct of the Company's or any Subsidiary’s business, as currently conducted or as proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

2.9.

Title to Property and Assets.  Each of the Company and the Subsidiaries has good and marketable title to or, in the case of leases and licenses, has valid and subsisting leasehold interests or licenses in, all of its properties and assets (whether real or personal, tangible or intangible) free and clear of any liens or other encumbrances, except for liens or other encumbrances that do not, individually or in the aggregate, have a Material Adverse Effect.  With respect to property leased by the Company or any Subsidiary, each of the Company and the Subsidiaries, as the case may be, has a valid leasehold interest in such property pursuant to leases which are in full force and effect, and each of the Company and the Subsidiaries, as the case may be, is in compliance in all material respects with the provisions of such leases.

2.10.

Compliance with Laws.  Except as set forth in the Offering Documents, each of the Company and the Subsidiaries are and have been in compliance in all material respects with all laws, rules, regulations, orders, judgments or decrees that are applicable to it, the conduct of its business as presently conducted and as proposed to be conducted, and the ownership of its property and assets (including, without limitation, all Environmental Laws

(as defined below), laws related to occupational safety, health, wage and hour, and employment discrimination), and neither the Company nor any Subsidiary is aware of any state of facts, events, conditions or occurrences which may now or hereafter constitute or result in a violation of any of such laws, rules, regulations, orders, judgments or decrees or which may give rise to the assertion of any such violation, except where such violation or violations do not have a Material Adverse Effect.  All required reports and filings with governmental authorities have been properly made as and when required, except where the failure to report or file would not, individually or in the aggregate, have a Material Adverse Effect.  In addition, to the extent applicable to the Company, the Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002.  “Environmental Laws” means all federal, state, local and foreign laws, ordinances, treaties, rules, regulations, guidelines and permit conditions relating to contamination or pollution of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to transportation, storage, use, manufacture, disposal or release of, or exposure of employees or others to, Hazardous Materials (as defined below) or emissions, discharges, releases or threatened releases of Hazardous Materials.  “Hazardous Materials” means any substance that has been designated by any governmental entity or by applicable Environmental Laws to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to Environmental Laws, but excluding office and janitorial supplies maintained in accordance with Environmental Laws.

2.11.

Licenses and Permits.

(a)  Each of the Company and the Subsidiaries have obtained and maintain all federal, state, local and foreign licenses, permits, consents, approvals, registrations, authorizations and qualifications required to be maintained in connection with the operations of the Company and any of the Subsidiaries as presently conducted and as proposed to be conducted, except where the failure to obtain or maintain such licenses, permits, consents, approvals, registrations, authorizations and qualifications could not have a Material Adverse Effect. Neither the Company nor any Subsidiary is in default in any material respect under any of such licenses, permits, consents, approvals, registrations, memberships, authorizations and qualifications.

(b)  To the best of the Company’s knowledge, the conduct of its and its Subsidiary’s business as presently and proposed to be conducted is not presently subject to continuing oversight, supervision, regulation or examination by any governmental official or body of the United States or any other jurisdiction wherein the Company or any of its Subsidiaries conducts or proposes to conduct such business, except as described in the Offering Documents and except such regulation as is applicable to commercial enterprises generally.

2.12.

Changes.  Since June 30, 2006, each of the Company and its Subsidiaries have operated its business in the ordinary course of business and, to the best knowledge of the Company, there has not been, or the Company has not (as the case may be):

(a)

any Material Adverse Effect;

(b)

any damage, destruction or loss, whether or not covered by insurance, which would have a Material Adverse Effect;

(c)

any waiver or compromise by the Company or any Subsidiary of a valuable right or of a material debt owed it;

(d)

sold, encumbered, assigned or transferred any material assets or properties of the Company or any Subsidiary, other than in the ordinary course of business;

(e)

incurred any liability, whether accrued, absolute, contingent or otherwise, and whether due or to become due, other than (i) in the ordinary course of business or (ii) liabilities that are not, individually or in the aggregate, material to the business, operations, condition (financial or otherwise), assets, results of operations or prospects of the Company or any Subsidiary;

(f)

created, incurred, assumed or guaranteed any indebtedness or subjected any of its assets to any lien or encumbrance, except for indebtedness, liens or encumbrances that are not, individually or in the aggregate, material to the business, operations, condition (financial or otherwise), assets, results of operations or prospects of the Company or any Subsidiary;

(g)

declared, set aside or paid any dividends or made any other distributions in cash or property on the Company’s or any Subsidiary’s capital stock;

(h)

directly or indirectly redeemed, purchased or otherwise acquired any shares of capital stock of the Company or any Subsidiary;

(i)

suffered any resignation or termination of employment of any key officers or employees;

(j)

except in the ordinary course of business, materially increased the compensation payable or to become payable by the Company or any Subsidiary to any of its officers, employees or directors or materially increased any bonus, insurance, pension or other employee benefit plan, payment or arrangement made by the Company or any Subsidiary for or with any such officers, employees or directors;

(k)

made any direct or indirect loan to any stockholder, employee, officer or director of the Company or any Subsidiary, other than advances made in the ordinary course of business;

(l)

changed any agreement to which it is a party which would have a Material Adverse Effect; or

(m)

entered into any agreement or commitment to do any of the things described in this Section 2.12.

2.13.

Employee Benefit Plans.  All “employee benefit plans,” as such term is defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), to which the Company or any Subsidiary has any liability or obligation, contingent or otherwise, comply in all material respects and have been maintained and administered in material compliance with ERISA (to the extent such plan is subject to ERISA), the Internal Revenue Code of 1986, as amended (the “Code”) (to the extent such plan is subject to the Code), and all other statutes, orders and governmental rules and regulations applicable to such employee benefit plans.  To the Company’s best knowledge, neither the Company nor any Subsidiary has incurred any liability pursuant to ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any Subsidiary, or in the imposition of any lien on any of the rights, properties or assets of the Company or any Subsidiary pursuant to ERISA or to such penalty or excise tax provisions of the Code.  Neither the Company nor any Subsidiary maintains or contributes to, nor has it maintained or contributed to, any “multiemployer plan,” as such term is defined in ERISA.

2.14.

Taxes.  Each of the Company and its Subsidiaries have timely filed all tax returns and reports (federal, state and local) required to be filed and these returns and reports are true and correct in all material respects.  Each of the Company and its Subsidiaries have paid all taxes and other assessments shown to be due on such returns or reports.  Neither the Internal Revenue Service nor any state or local taxing authority has, during the past three (3) years, examined or informed the Company or any Subsidiary that it is in the process of examining any such tax returns and reports.  The provision for taxes of the Company and its Subsidiaries, as shown on the financial statements included in the most recent Offering Documents, is adequate for taxes due or accrued as of the date thereof and since that date each of the Company and its Subsidiaries has provided adequate accruals in accordance with generally accepted accounting principals in its financial statements for any taxes incurred that have not been paid, whether or not shown as being due on any tax returns.  Neither the Company nor any Subsidiary has elected, pursuant to the Code, to be treated as a collapsible corporation pursuant to Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a Material Adverse Effect.

2.15.

Insurance.  The Company and its Subsidiaries do not presently have in full force and effect fire, casualty and liability insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow the Company and its Subsidiaries to replace any of its properties that might be damaged or destroyed to the extent and in the manner customary for companies in similar business similarly situated.

2.16.

Employees.

(a)  Neither the Company nor any Subsidiary has any collective bargaining agreements with any of its employees.  There is no labor union organizing activity pending or, to the Company’s best knowledge, threatened with respect to the Company or any Subsidiary.  To the Company’s best knowledge, no officer or key employee intends to terminate their employment with the Company or any Subsidiary.  All material employment arrangements existing or proposed to exist with the Company’s or any Subsidiary’s officers and prospective officers have been fully disclosed in the Offering Documents, provided that, with respect to arrangements with prospective officers, definitive employment agreements have not yet been executed and such arrangements are subject to change based on any further negotiation with such prospective officers.

(b)  To the best knowledge of the Company, none of the Company’s full-time employees has entered into any non-competition, non-disclosure, confidentiality or other similar agreement with any party other than the Company or any Subsidiary, such employee is neither in violation thereof nor is expected to be in violation thereof as a result of the business conducted or expected to be conducted by the Company or any Subsidiary as described in the Offering Documents or such person’s performance of his or her obligations to the Company or any Subsidiary; and neither the Company nor any Subsidiary has received notice that any consultant or advisor of the Company or any Subsidiary is in violation of any non-competition, non-disclosure, confidentiality or similar agreement.

2.17.

Material Contracts.  All contracts, agreements, instruments, leases, licenses, arrangements, understandings or other documents to which each of the Company or any Subsidiary is a party or by which it may be bound which are required to be filed as exhibits to the SEC Filed Documents have been so filed (the “Material Contracts”).  The Material Contracts that have been filed as exhibits are complete and correct copies of the contracts, agreements, instruments, leases, licenses, arrangement, understanding or other documents of which they purport to be copies.  The Material Contracts are valid and in full force and effect as to the Company and any of the Subsidiaries, and, to the Company’s best knowledge, to the other parties thereto.  Except as otherwise disclosed in the Offering Documents, neither the Company nor any Subsidiary is in violation of, or default under (and there does not exist any event or condition which, after notice or lapse of time or both, would constitute such a default under), the Material Contracts, except to the extent that such violations or defaults, individually or in the aggregate, could not reasonably be expected to (a) affect the validity of this Agreement or the other Offering Documents, (b) have a Material Adverse Effect, or (c) impair the ability of the Company or any Subsidiary to perform fully on a timely basis any material obligation which the Company or any Subsidiary has or will have under this Agreement or any other Offering Documents.  To the Company’s best knowledge, except as set forth in the Offering Documents, none of the other parties to any Material Contract are in violation of or default under any Material Contract in any material respect.  Neither the Company nor any Subsidiary has received any notice of cancellation or any written communication threatening cancellation of any Material Contract by any other party thereto.  Neither the Company nor any Subsidiary is a party to and is bound by any contract, agreement or instrument, or subject to any restriction under its certificate of incorporation, by-laws or other governing documents that would have a Material Adverse Effect.

2.18.

Customers and Suppliers.  Except as set forth in the Offering Documents, no customer or supplier that was material to the Company or any Subsidiary during the previous twenty-four (24) months has terminated, materially reduced or threatened to terminate or material reduce its purchases from or provision of products or services to the Company or any Subsidiary.

2.19.

Disclosure.  This Agreement, the Schedules and Exhibits hereto (including, without limitation, the Offering Documents) and all other documents delivered to the Subscriber in connection herewith at the Closing, do not contain any untrue statement of a material fact, or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  There are no facts that, individually or in the aggregate, would have a Material Adverse Effect that have not been disclosed in the Offering Documents (including the Schedules and Exhibits thereto) or any other documents delivered to the Subscriber in connection herewith or therewith at the Closing.

2.20.

No Integrated Offering.  Neither the Company, any Subsidiary nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the Securities Act.  The issuance of the Securities will not be integrated with any past issuance of the Company’s securities for purposes of the Securities Act.  Except as disclosed in the Offering Documents, the Company has not sold or issued any shares of Common Stock, convertible notes or warrants during the past six months, including sales pursuant to Rule 144A, Regulation D or Regulation S under the Act, other than shares issued pursuant to employee benefit plans, if any.

2.21.

Offering Documents.

(a)  Each of the Offering Documents has been diligently prepared by the Company, in conjunction with its legal counsel, and is in compliance, in all material respects, with Regulation D, the Act and the requirements of all other rules and regulations of the SEC relating to offerings of the type contemplated by the Offering, and the applicable securities laws and the rules and regulations of those jurisdictions wherein the Securities are to be offered and sold.  The Securities will be offered and sold pursuant to the registration exemption provided by Rule 506 under Regulation D and Section 4(2) and/or Section 4(6) of the Act as a transaction not involving a public offering and the requirements of any other applicable state securities laws and the respective rules and regulations thereunder in those jurisdictions in which the Securities are being offered for sale.  The Offering Documents describe all material aspects, including attendant risks, of an investment in the Company.  Neither the Company nor any Subsidiary has taken nor will it take any action which conflicts with the conditions and requirements of, or which would make unavailable with respect to the Offering, the exemption(s) from registration available pursuant to Regulation D or Section 4(2) and/or Section 4(6) of the Act and knows of no reason why any such exemption would be otherwise unavailable to it.  None of the Company, the Subsidiaries nor their predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such persons for failing to comply with Section 503 of Regulation D.

(b)   None of the statements, documents, certificates or other items prepared or supplied by the Company with respect to the transactions contemplated hereby contains an untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading.  There is no fact which the Company has not disclosed to the Subscriber in writing and of which the Company is aware which has or could have a Material Adverse Effect.

(c)  Neither the Company nor any Subsidiary has distributed and will not distribute prior to the Closing Date any offering material in connection with the Offering other than the Offering Documents or any amendment or supplement thereto.

2.22.

Finders.  Except for the amounts due and owing to the Placement Agent, the Company is not obligated to pay a finder’s or origination fee or similar fee in connection with the Offering and agrees to indemnify the Subscriber from any such claim made by any other person.

2.23.

Transfer Taxes.  On the applicable Closing Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Subscriber hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been complied with.

2.24.

Contributions.  Neither the Company nor any Subsidiary has directly or indirectly, (i) made any unlawful contribution to any candidate for public office, or failed to disclose fully where required by law any contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.

2.25.

Investment Company.  The Company is not an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for an investment company, within the meaning of the Investment Company Act of 1940, as amended.

2.26.

Related Party Transactions.  No transaction has occurred between or among the Company or any Subsidiary and any of their affiliates, officers or directors or any affiliate or affiliates of any such officer or director that is required to be described in the Offering Documents that is not so described.

2.27.

Books and Records.  The books, records and accounts of the Company and the Subsidiary accurately and fairly reflect, in reasonable detail, the transactions in, and dispositions of, the assets of, and the results of operations of, the Company and the Subsidiary, all to the extent required by generally accepted accounting principles.

2.28

Internal Controls.  Except as identified by our auditors as set forth in the Offering Documents, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. the Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-14 and 15d-14) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including any Subsidiary, is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed period report under the 1934 Act, as the case may be, is being prepared.  The Company's certifying officers have evaluated the effectiveness of its controls and procedures as of a date within 90 days prior to the filing date of the most recently filed periodic report under the 1934 Act (such date, the "Evaluation Date").  The Company presented in its most recently filed periodic report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 307(b) of Regulation S-K) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls.  The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the 1934 Act.

ARTICLE  III.
TERMS OF SUBSCRIPTION

3.1.

The minimum subscription by any single Subscriber shall be $50,000 of Securities; provided that the Company reserves the right to accept, at the discretion of the Company and the Placement Agent, subscriptions for a lesser amount of Securities.  The Offering shall terminate at the earlier of (i) 11:59 p.m. New York City time on November 29, 2006 (subject to extension at the Company’s discretion without notice to Subscriber until December 29, 2006) or (ii) such other date on which all of the Securities to be issued in the Offering are sold.  The Company may conduct an initial closing upon receipt of a properly executed copy of this Agreement from the Subscriber or such other subscriber and the purchase price for the Securities being purchased by the Subscriber or such other subscriber representing in the aggregate the Minimum Amount.  The initial closing of the purchase and sale of the Securities pursuant to the Offering shall be referred to herein as the “Initial Closing”.  The Company may conduct additional closings (each, an “Additional Closing”; each Additional Closing and the Initial Closing are referred to herein as a “Closing”) until all of the Securities are sold pursuant to the Offering, subject to the termination dates set forth above (the date of each such Closing, the “Closing Date”).  In the event the Company shall not have obtained subscriptions (including this subscription) for purchases of the Minimum Amount on or before 11:59 p.m. New York City time on November 29, 2006, then this subscription shall be void and all funds paid hereunder by the Subscriber, without interest, shall be returned to the Subscriber as set forth in Section 3.4.

3.2.

Pending the sale of the Securities, all funds paid hereunder shall be deposited by the Company in escrow with the Escrow Agent, having a branch at 59 Maiden Lane, New York, NY 10038.

3.3.

The Subscriber hereby authorizes and directs the Company to deliver the Securities to be issued to the Subscriber pursuant to this Agreement to the residential or business address indicated on the signature page hereto or to any customer account maintained with the Placement Agent.

3.4.

The Subscriber hereby authorizes and directs the Company to return, without interest, any funds for unaccepted subscriptions (including any subscriptions that were not accepted as a result of the termination of the Offering) to the same account from which the funds were drawn, including any customer account maintained with the Placement Agent.

3.5.

The Company’s agreement with each Subscriber is a separate agreement and the sale of Securities to each Subscriber is a separate sale.

ARTICLE  IV.
CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER

4.1.

The Subscriber’s obligation to purchase Securities at the Closing is subject to the fulfillment on or prior to the Closing of the following conditions, which conditions may be waived at the option of the Subscriber to the extent permitted by law:

(a)

Representations and Warranties Correct.  The representations and warranties made by the Company in ARTICLE  II hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date.

(b)

Covenants.  All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to such purchase shall have been performed or complied with in all material respects.

(c)

No Legal Order Pending.  There shall not then be in effect any legal or other order enjoining or restraining the transactions contemplated by this Agreement.

(d)

No Law Prohibiting or Restricting Such Sale.  There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person which shall not have been obtained to issue the Securities (except as otherwise provided in this Agreement).

(e)

Legal Opinion.  The Subscribers shall have received a legal opinion from the Company’s outside counsel covering such matters as reasonably requested by the Placement Agent.

ARTICLE  V.
REGISTRATION RIGHTS

5.1.

As used in this Agreement, the following terms shall have the following meanings:

(a)

“Affiliate” shall mean, with respect to any Person (as defined below), any other Person controlling, controlled by or under direct or indirect common control with such Person (for the purposes of this definition “control,” when used with respect to any specified Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing).

(b)

“Business Day” shall mean a day Monday through Friday on which banks are generally open for business in New York.

(c)

“Conversion Shares” shall mean all shares of Common Stock issuable upon conversion of the Notes.

(d)

“Holders” shall mean the Subscriber, all other subscribers for the Securities, and any Person holding Registrable Securities  or any Person to whom the rights under ARTICLE V have been transferred in accordance with Section 5.10 hereof.

(e)

“Person” shall mean any person, individual, corporation, limited liability company, partnership, trust or other nongovernmental entity or any governmental agency, court, authority or other body (whether foreign, federal, state, local or otherwise).

(f)

The terms “register,” “registered” and “registration” refer to the registration effected by preparing and filing a registration statement in compliance with the Act, and the declaration or ordering of the effectiveness of such registration statement.

(g)

“Registrable Securities” shall mean the Conversion Shares and Warrant Shares underlying the Notes and Warrants sold hereunder and the shares of Common Stock underlying the warrants to be issued to the Placement Agent; provided, however, that securities shall only be treated as Registrable Securities if and only for so long as they (A) have not been disposed of pursuant to a registration statement declared effective by the SEC; (B) have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale; (C) are held by a Holder or a permitted transferee pursuant to Section 5.10; or (D) have not become eligible for sale pursuant to Rule 144(k) (or any successor thereto) under the Act.

(h)

“Registration Expenses” shall mean all expenses incurred by the Company in complying with Section 5.2 and 5.3 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and expenses of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration and the fees of legal counsel for the Holders and the Placement Agent up to $5,000 in the aggregate.

(i)

“Registration Period” shall have the meaning ascribed to such term in Section 5.2.

(j)

“Registration Statement” shall mean any registration statement of the Company filed under the Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

(k)

“Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and, except to the extent set forth in the definition of Registration Expenses, all fees and expenses of legal counsel for any Holder.

(l)

“Warrant Shares” shall mean all shares of Common Stock issuable upon exercise of the Warrants.

5.2.

Initial Registration.  Subject to the terms herein, the Company will, as soon as practicable but not later than thirty (30) days following the final Closing Date (the thirtieth (30th) day following the final Closing is referred to as the “Initial Filing Date”, (1) file with the SEC a Registration Statement under the Act on the appropriate form of registration statement as is then available to effect a registration for resale of the Registrable Securities by the Holders and use its best efforts to have such Registration Statement declared effective by the SEC within ninety (90) days (or 120 days in an event of the SEC review or in the event the National Association of Securities Dealers, Inc. has completed its review within such ninety (90) day period) of the final Closing (the “Effective Date”); and (2) cause such Registration Statement to remain effective (the “Registration Period”) until the earlier of (i) such date as the holders of the Registrable Securities have completed the distribution described in such Registration Statement or (ii) at such time that all such shares have become eligible for sale pursuant to Rule 144(k)

(or any successor thereto) under the Act.  Notwithstanding the foregoing, the Company shall not be required to maintain the registration of any shares that have become eligible for sale pursuant to Rule 144(k) in the registration statement even though the Company continues to maintain the registration statement for other shares that are not so eligible.  To the extent permissible, such Registration Statement also shall cover, to the extent allowable under the Act and the rules promulgated thereunder (including Rule 416 under the Act), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to such Registrable Securities.  If a Registration Statement covering such Registrable Securities is not filed with the SEC on or prior to the Initial Filing Date, then the Company shall pay to each Holder of Registrable Securities a cash payment equal to 1.0% of the aggregate purchase price paid by such Holder for such Registrable Securities for each thirty (30) day period (or partial period, as the case may be) following the Initial Filing Date that such Registration Statement is not filed with the SEC (“Registration Filing Payments”).  In the event the Registration Statement covering the Registrable Securities is not declared effective by the SEC prior to the Effective Date and the Company has not responded to any comment letter received from the SEC in connection with the Registration Statement within thirty (30) days of receipt of such letter, the Company shall pay each Holder of Registrable Securities a cash payment (in addition to any increase resulting from the failure to file the Registration Statement by the Initial Filing Date) equal to 1.0% of the aggregate purchase price paid by such Holder for such Registrable Securities for each thirty (30) day period (or partial period, as the case may be) following the Effective Date (“Registration Delay Payments”).  In addition, after the SEC has declared such Registration Statement effective, in the event such Registration Statement does not remain effective (or the Holders are unable to sell the Registrable Securities under such Registration Statement) for a total of 60 days during any 12 month period, then the Company shall pay each Holder of Registrable Securities a cash payment equal to 1.0% of the aggregate purchase price paid by such Holder for such Registrable Securities for each thirty (30) day period (or partial period, as the case may be) (or the Holders are unable to sell the Registrable Securities under such Registration Statement) (“Registration Effectiveness Payments”).  The payments contemplated by this Section 5.2 shall be in partial compensation to the Holders, shall be subject to a cap of a 4.0% in the aggregate, and shall not constitute the Holders’ exclusive remedies for such events and the Holders shall have the remedy of specific performance..

5.3.

Piggyback Registrations.  (a)  If, at any time prior to the end of the Registration Period, the Company proposes to register under the Act, for its own account or the account of others, any of its equity securities (other than on Form S-4 or Form S-8 or their then equivalents) and a Registration Statement covering the Registrable Securities is not then effective, the Company shall send to the Holders written notice of its intention to register such equity securities, and if, within 30 days after the date of such notice, a Holder shall so request in writing, the Company shall include in such registration all or any part of the Registrable Securities such Holder requests to be registered.  Notwithstanding the foregoing, in the event that, in connection with any underwritten public offering, the managing underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock which may be included in such registration because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such registration only such limited portion of the Registrable Securities with respect to which the Holder has requested inclusion hereunder as the underwriter shall permit; provided, however, that (i) after giving effect to the immediately preceding proviso, any such exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities and the holders of other securities having the contractual right to inclusion of their securities in such registration by reason of demand registration rights, in proportion to the number of Registrable Securities or other securities, as applicable, sought to be included by each such Holder or other holder, and (ii) no such reduction shall reduce the amount of Registrable Securities included in the registration below twenty-five (25%) of the total amount of securities included in such registration.  No right to registration of Registrable Securities under this Section 5.3 shall be construed to limit any registration required under ARTICLE  V hereof.  If an offering in connection with which the Holder is entitled to registration under this Section 5.3 is an underwritten offering, then each Holder whose Registrable Securities are included in such registration statement shall, unless otherwise agreed by the Company, offer and sell such Registrable Securities in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Common Stock included in such underwritten offering.  The number of requests by the Holders permitted by this Section 5.3 shall be unlimited.  Notwithstanding the foregoing, this Section 5.3 shall not apply in the event there is an effective Registration Statement of the Company, with a current prospectus available, providing for the resale of all of the Registrable Securities of the Holders.

(b)  The Company shall have the right to terminate or withdraw any registration contemplated under this Section 5.3 prior to the effectiveness of such registration, whether or not any Holder of Registrable Securities has elected to include securities in such registration.

5.4.

Additional Registrable Securities.  Upon the written demand of any Subscriber and following any change in the conversion price of the Notes or the Warrant Price as defined and set forth in the Warrants, such that additional shares of Common Stock become issuable upon conversion of the Notes or the exercise of the Warrants (collectively, the “Additional Shares”), the Company shall prepare and file with the SEC one or more Registration Statements on Form S-3 or amend the Registration Statement filed pursuant to Section 5.2 or 5.3 above, if such Registration Statement has not previously been declared effective, (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Additional Shares) covering the resale of the Additional Shares, but only to the extent the Additional Shares are not at the time covered by an effective Registration Statement.  Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Additional Shares.  The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided legal counsel for the Placement Agent prior to its filing or other submission.

5.5.

Registration Expenses.  All Registration Expenses incurred in connection with any registration, qualification, exemption or compliance pursuant to Section 5.2 and Section 5.3 shall be borne by the Company.  All Selling Expenses relating to the sale of securities registered by or on behalf of Holders shall be borne by such Holders; provided that the Company shall pay the reasonable expenses of legal counsel to the Holders not to exceed an aggregate of $5,000 in connection with such legal counsel’s review of the Registration Statement.

5.6.

Registration Procedures.  In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform each Holder as to the status of such registration, qualification, exemption and compliance.  At its expense the Company shall:

(a)

use its best efforts to keep such registration, and any qualification, exemption or compliance under state or federal securities laws which the Company determines to obtain, continuously effective until the termination of the Registration Period; and

(b)

advise the Holders as soon as practicable:

(i)

when such Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii)

of any request by the Commission for amendments or supplements to such Registration Statement or the prospectus included therein or for additional information;

(iii)

 of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for such purpose;

(iv)

of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)

of the happening of any event that requires the making of any changes in such Registration Statement or the prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in the light of the circumstances under which they were made) not misleading;

(c)

make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement at the earliest possible time;

(d)

furnish to each Holder, without charge, at least one copy of such Registration Statement and any post-effective amendment thereto, including financial statements and schedules, and, if the Holder so requests in writing, all exhibits (including those incorporated by reference) in the form filed with the Commission;

(e)

during the applicable Registration Period, make available to each Holder, without charge, as many electronic copies of the prospectus included in such Registration Statement and any amendment or supplement thereto as such Holder may reasonably request or cause the prospectus delivery requirements under the Act to be satisfied; and the Company consents to the use, consistent with the provisions hereof, of the prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto.  In addition, upon the reasonable request of the Holder and subject in all cases to confidentiality protections reasonably acceptable to the Company, the Company will meet with a Holder or a representative thereof at the Company’s headquarters to discuss all information relevant for disclosure in such registration statement covering the Registrable Securities, and will otherwise cooperate with any Holder conducting an investigation for the purpose of reducing or eliminating such Holder’s exposure to liability under the Act, including the reasonable production of information at the Company’s headquarters;

(f)

unless (i) registration or qualification of the Registrable Securities is pre-empted under Section 18 of the Securities Act or, (ii) in the alternative, an exemption from registration or qualification is reasonably available under blue sky laws, then prior to or concurrent with any public offering of Registrable Securities pursuant to any Registration Statement, the Company shall register or qualify or obtain an exemption for offer and sale under the securities or blue sky laws of the State in which the Holder resides as of the date of this Agreement as indicated below; provided that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, and do any and all other acts or things reasonably necessary or advisable to enable the offer and sale in such jurisdictions of the Registrable Securities covered by such Registration Statement;

(g)

cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to any Registration Statement free of any restrictive legends to the extent not required, subject to transfer agent procedures and receipt of appropriate representations from the Holders, at such time and in such denominations and registered in such names as Holders may request at least five (5) business days prior to sales of Registrable Securities pursuant to such registration statement;

(h)

upon the occurrence of any event contemplated by Section 5.5(b)(v) above, the Company shall promptly prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that the prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(i)

use its best efforts to comply with all applicable rules and regulations of the SEC, and use its best efforts to make generally available to the Holders not later than 45 days (or 90 days if the fiscal quarter is the fourth fiscal quarter) after the end of its fiscal quarter in which the first anniversary date of the effective date of such Registration Statement occurs, an earnings statement satisfying the provisions of Section 11(a) of the Act; and

(j)  provide copies to and permit counsel designated by the Subscribers to review each Registration Statement and all amendments and supplements thereto no fewer than three (3) days prior to their filing with the SEC and not file any document to which such counsel reasonably objects.

5.7.

No Right To Enjoin.  The Holders shall have no right to take any action to restrain, enjoin or otherwise delay any registration pursuant to this ARTICLE  V as a result of any controversy that may arise with respect to the interpretation or implementation of this Agreement.

5.8.

Indemnification.

(a)

To the extent permitted by law, the Company shall indemnify each Holder, each underwriter of the Registrable Securities and each person controlling such Holder within the meaning of Section 15 of the Act, with respect to which any registration, qualification or compliance has been effected pursuant to this Agreement, against all claims, losses, damages and liabilities (or action in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (subject to Section 5.8(c) below), arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in such Registration Statement, or any amendment or supplement thereof, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, and will reimburse each Holder, each underwriter of the Registrable Securities and each person controlling such Holder, for reasonable legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action as incurred; provided that the Company will not be liable in any such case to the extent that any untrue statement or omission or allegation thereof is made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder and stated to be specifically for use in preparation of such Registration Statement, prospectus or offering circular; provided, further, that the Company will not be liable in any such case where the claim, loss, damage or liability arises out of or is related to the failure of the Holder to comply with the covenants and agreements contained in this Agreement respecting sales of Registrable Securities.

(b)

Each Holder will severally, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter of the Registrable Securities and each person who controls the Company within the meaning of Section 15 of the Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (subject to Section 5.8(c) below), arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or offering circular, or any amendment or supplement thereof, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, and will reimburse the Company, such directors and officers, each underwriter of the Registrable Securities and each person controlling the Company for reasonable legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action as incurred, in each case to the extent, but only to the extent, that such untrue statement or omission or allegation thereof is made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder and stated to be specifically for use in preparation of such registration statement, prospectus or offering circular; provided that the indemnity shall not apply to the extent that such claim, loss, damage or liability results from the fact that a current copy of the prospectus was not made available to the Holder and such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage or liability.  Notwithstanding the foregoing, in no event shall a Holder be liable for any such claims, losses, damages or liabilities in excess of the net proceeds received by such Holder in the offering, except in the event of fraud by such Holder.

(c)

Each party entitled to indemnification under this Section 5.8 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, unless such failure is materially prejudicial to the Indemnifying Party in defending such claim or litigation.  An Indemnifying Party shall not be liable for any settlement of an action or claim effected without its written consent (which consent will not be unreasonably withheld).

(d)

If the indemnification provided for in this Section 5.8 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations.  The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  Notwithstanding the foregoing, in no event shall a Holder be liable for any such claims, losses, damages or liabilities pursuant to this paragraph 5.8(d) in excess of the net proceeds received by such Holder in the Offering, except in the event of fraud by such Holder.

5.9.

Obligations of Holders.

(a)

Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event requiring the preparation of a supplement or amendment to a prospectus relating to Registrable Securities so that such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, each Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement contemplated by either of Section 5.2 or Section 5.3 until its receipt of copies of the supplemented or amended prospectus from the Company, such prospectus to be made available promptly to the Subscriber by the Company or effectively cause the prospectus delivery requirements under the Act to be satisfied, and, if so directed by the Company, each Holder shall deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

(b)

Each Holder shall suspend, upon request of the Company, any disposition of Registrable Securities pursuant to a registration statement contemplated by either of Section 5.2 or Section 5.3 during (i) any period not to exceed two 30-day periods within any one 12-month period the Company requires in connection with a primary underwritten offering of equity securities and (ii) any period, not to exceed one 60-day period within any one 12-month period, when the Company determines in good faith that offers and sales pursuant thereto should not be made by reason of the presence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in such a prospectus is premature, would have an adverse effect on the Company or is otherwise inadvisable.

(c)

As a condition to the inclusion of its Registrable Securities, each Holder shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing or as shall be required in connection with any registration, qualification or compliance referred to in this ARTICLE V.

(d)

Each Holder hereby covenants with the Company not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Act to be satisfied.

(e)

Each Holder acknowledges and agrees that the Registrable Securities sold pursuant to a Registration Statement described in this ARTICLE V are not transferable on the books of the Company unless the stock certificate submitted to the transfer agent evidencing such Registrable Securities is accompanied by a certificate reasonably satisfactory to the Company to the effect that (i) the Registrable Securities have been sold in accordance with such Registration Statement and (ii) the requirement of delivering a current prospectus has been satisfied.

(f)

Each Holder agrees not to take any action with respect to any distribution deemed to be made pursuant to a Registration Statement which would constitute a violation of Regulation M under the Exchange Act or any other applicable rule, regulation or law.

(g)

At the end of the period during which the Company is obligated to keep a Registration Statement current and effective as described above, the Holders of Registrable Securities included in such Registration Statement shall discontinue sales of shares pursuant to such Registration Statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such Registration Statement which remain unsold, and such Holders shall notify the Company of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.

5.10.

Rule 144 Reporting.  With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which at any time permit the sale of the Registrable Securities to the public without registration, the Company shall use its reasonable best efforts to:

(a)

make and keep public information available, as those terms are understood and defined in Rule 144 under the Act, at all times;

(b)

file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and

(c)

so long as a Holder owns any unregistered Registrable Securities, furnish to such Holder, upon any reasonable request, a written statement by the Company as to its compliance with Rule 144 under the Act, and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

5.11.

Assignment of Rights.  The rights to cause the Company to register Registrable Securities granted to the Holders by the Company under this ARTICLE V may be assigned in full by a Holder in connection with a transfer by such Holder of its Registrable Securities, provided, however, that (i) such transfer may otherwise be effected in accordance with applicable securities laws; (ii) such Holder gives prior written notice to the Company; and (iii) such transferee agrees to comply with the terms and provisions of this Agreement, and such transfer is otherwise in compliance with this Agreement.  Except as specifically permitted by this Section 5.11, the rights of a Holder with respect to Registrable Securities as set out herein shall not be transferable to any other Person, and any attempted transfer shall cause all rights of such Holder therein to be forfeited.

5.12.

Listing of Shares.  The Company shall use its best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed.

5.13.

Waivers.  With the written consent of the Company and the Holders holding at least a majority of the Registrable Securities that are then outstanding, any provision of this ARTICLE V may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) or amended.  Upon the effectuation of each such waiver or amendment, the Company shall promptly give written notice thereof to the Holders, if any, who have not previously received notice thereof or consented thereto in writing.

ARTICLE  VI.
MISCELLANEOUS

6.1.

Notices.  Any notice or other communication to the Company given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefore.  Notices shall be deemed to have been given or delivered on the date of mailing, except notices of change of address, which shall be deemed to have been given or delivered when received.

The address for such notices and communications shall be as follows:

If to the Company:

Universal Guardian Holdings, Inc.

4695 MacArthur Court, Suite 300

Newport Beach, California 92260

Attention:  Michael J. Skellern, CEO

Facsimile:  949-861-8694

With a copy to:

Universal Guardian Holdings, Inc.

4695 MacArthur Court, Suite 300

Newport Beach, California 92260

Attention:  Mark V. Asdourian, Esq., General Counsel

Facsimile:  949-221-0019

If to a  Subscriber:

To the address set forth under such Subscriber’s name on the signature pages hereto.

6.2.

Removal of Legends.  Upon the earlier of (i) registration for resale pursuant to the Registration Rights Agreement or (ii) Rule 144(k) becoming available, the Company shall (A) deliver to the transfer agent for the Common Stock (the “Transfer Agent”) irrevocable instructions that the Transfer Agent shall reissue a certificate representing shares of Common Stock without legends upon receipt by such Transfer Agent of the legended certificates for such shares, together with either (1) a customary representation by the Subscriber that Rule 144(k) applies to the shares of Common Stock represented thereby or (2) a statement by the Investor that such Subscriber has sold the shares of Common Stock represented thereby in accordance with the Plan of Distribution contained in the Registration Statement, and (B) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act subject to such investor and broker representations and notifications that counsel may reasonably request.  From and after the earlier of such dates, upon a Subscriber’s written request, the Company shall promptly cause certificates evidencing the Subscriber’s Securities to be replaced with certificates which do not bear such restrictive legends, and Warrant Shares subsequently issued upon due exercise of the Warrants and the Conversion Shares subsequently issued upon due conversion of the Notes shall not bear such restrictive legends provided the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect to such Warrant Shares or Conversion Shares, as applicable.  When the Company is required to cause unlegended certificates to replace previously issued legended certificates, if unlegended certificates are not delivered to a Subscriber within three (3) Business Days of submission by that Subscriber of legended certificate(s) to the Transfer Agent as provided above (or to the Company, in the case of the Warrants or Notes), the Company shall be liable to the Subscriber for liquidated damages in an amount equal to 1.5% of the aggregate purchase price of the Securities evidenced by such certificate(s) for each thirty (30) day period (or portion thereof) beyond such three (3) Business Day that the unlegended certificates have not been so delivered.

6.3.

Survival.  The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement.

6.4.

Indemnification.  The Company agrees to indemnify and hold harmless each Subscriber and the Placement Agent and their respective Affiliates and their respective directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (collectively, “Losses”) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Offering Documents, and will reimburse any such person for all such amounts as they are incurred by such person.

6.5.

Except as provided in Section 5.13 above, this Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

6.6.

Subject to the provisions of Section 5.11 and Section 6.13, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.  This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

6.7.

Upon the execution and delivery of this Agreement by the Subscriber, this Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Common Stock as herein provided; subject, however, to the right hereby reserved to the Company to revoke this subscription in accordance with Section 1.18.

6.8.

NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE

LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. IN THE EVENT THAT A JUDICIAL PROCEEDING IS NECESSARY TO ENFORCE AN ARBITRATION AWARD CONSISTENT WITH PARAGRAPH 6.9 BELOW, THE EXCLUSIVE FORUMS FOR SUCH ENFORCEMENT ARE EITHER THE SUPREME COURT OF THE STATE OF NEW YORK IN AND FOR THE COUNTY OF NEW YORK OR THE FEDERAL COURTS FOR SUCH STATE AND COUNTY, AND ALL RELATED APPELLATE COURTS, THE PARTIES HEREBY IRREVOCABLY CONSENT TO THE JURISDICTION OF SUCH COURTS AND AGREE TO SAID VENUE.

6.9.

Except with respect to any claim, dispute or controversy involving equitable remedies which may be brought in a court of law, any claim, dispute or controversy arising out of or in connection with or relating to this Agreement or the breach or alleged breach thereof or including, without limitation, the Offering Agreements shall be submitted by the parties to binding arbitration before the American Arbitration Association in the City of New York,, State of New York, before a single arbitrator who shall be a retired judge with experience in securities laws.  Subscriber agrees that he, she or it hereby submits to the jurisdiction of all of the courts of the State of New York as well as the American Arbitration Association.  Subscriber hereby irrevocably waives, in connection with any such action or proceeding, any objection, including, without limitation, any objection to the venue or based on the grounds of forum non conveniens, which he, she or it may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions.  Subscriber hereby irrevocably consents to the service of process of any of the aforementioned courts and tribunal in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address as set forth herein.  The cost of the arbitration shall be equally divided between the parties unless the Subscriber is the successful party, in which case, the Company shall be liable for all of such costs.  If the parties cannot agree on an arbitrator within two (2) weeks after arbitration is requested in writing by either of them, the arbitration shall proceed before an arbitrator who shall be a retired judge with experience in securities laws appointed by the American Arbitration Association and under the rules then obtaining of that Association. The award shall be binding, each party hereby expressly waiving its right to appeal, and rendered in such form that judgment may be entered thereon in any court having jurisdiction thereof.

6.10.

The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect.  If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

6.11.

It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

6.12.

The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

6.13.

This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

6.14.

(a)

The Subscriber agrees not to issue any public statement with respect to the Subscriber’s investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company’s prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(b)

The Company agrees not to disclose the names, addresses or any other information about the Subscriber, except as required by law and to satisfy its obligations under ARTICLE  V.

6.15.

(a)

The Subscriber represents and warrants that it has not engaged, consented to nor authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement.  The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of the Subscriber hereunder.

(b)

The Company has engaged, consented to and authorized the Placement Agent to act as a agent for the Company in connection with the transactions contemplated by this Agreement.  The Company shall pay the Placement Agent a commission and reimburse the Placement Agent’s expenses in accordance with the Engagement Letter between the Company and the Placement Agent, and the Company shall indemnify and hold harmless the Subscriber from and against all fees, commissions or other payments owing by the Company to the Placement Agent or any other person or firm acting on behalf of the Company hereunder.

6.16.

Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement, except (a) for the holders of Registrable Securities and (b) for the Placement Agent pursuant to ARTICLE  V herein.

6.17.

The Company acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of ARTICLE  V of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that such damage would not be compensable in money damages and that it would be extremely difficult or impracticable to measure the resultant damages.  Accordingly, the Subscriber shall be entitled to an injunction or injunctions with respect to the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it may be entitled at law or in equity, and the Company expressly waives any defense that a remedy in damages would be adequate and expressly waives any requirement in an action for specific performance for the posting of a bond by the Subscriber bringing such action.

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ARTICLE  VII.
CONFIDENTIAL INVESTOR QUESTIONNAIRE

7.1.

The Subscriber represents and warrants that he, she or it comes within one category marked below, and that for any category marked, he, she or it has truthfully set forth, where applicable, the factual basis or reason the Subscriber comes within that category.  ALL INFORMATION IN RESPONSE TO THIS SECTION WILL BE KEPT STRICTLY CONFIDENTIAL except as otherwise required by law.  The undersigned agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category A

The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Explanation.  In calculating net worth you may include equity in personal property and real estate, including your principal residence, cash, short-term investments, stock and securities.  Equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property.

Category B

The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

Category C

The undersigned is a director or executive officer of the Company which is issuing and selling the Securities.

Category D

The undersigned is a bank; a savings and loan association; insurance company; registered investment company; registered business development company; licensed small business investment company (“SBIC”); or employee benefit plan within the meaning of Title 1 of ERISA and (a) the investment decision is made by a plan fiduciary which is either a bank, savings and loan association, insurance company or registered investment advisor, or (b) the plan has total assets in excess of $5,000,000 or (c) is a self directed plan with investment decisions made solely by persons that are accredited investors. (describe entity)

 ____________________________________________________________________________________________________________

Category E

The undersigned is a private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940. (describe entity)

______________________________________________________

______________________________________________________

Category F

The undersigned is either a corporation, partnership, Massachusetts business trust, or non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, in each case not formed for the specific purpose of acquiring the Securities and with total assets in excess of $5,000,000.(describe entity)

________________________________________________________________________

____________________________________

Category G

The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, where the purchase is directed by a “sophisticated investor“ as defined in Regulation 506(b)(2)(ii) under the Act.

Category H

The undersigned is an entity (other than a trust) in which all of the equity owners are “accredited investors” within one or more of the above categories.  If relying upon this Category alone, each equity owner must complete a separate copy of this Agreement.  (describe entity)

______________________________________________________

Category I

The undersigned is not within any of the categories above and is therefore not an accredited investor.

The undersigned agrees that the undersigned will notify the Company at any time on or prior to the Closing Date in the event that the representations and warranties in this Agreement shall cease to be true, accurate and complete.

7.2.

SUITABILITY (please answer each question)

(a)  For an individual Subscriber, please describe your current employment, including the company by which you are employed and its principal business:

________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

(b)  For an individual Subscriber, please describe any college or graduate degrees held by you:

______________________________________________________________________________________________________________________________________________________________________________________________________________________________

(c)  For all Subscribers, please state whether you have you participated in other private placements before:

YES_______

NO_______

(d) If your answer to question (d) above was “YES”, please indicate frequency of such prior participation in private placements of:

   Public

   Private

Public or Private

  Companies

  Companies

Financing Companies

Frequently

Occasionally

Never

(e) For individual Subscribers, do you expect your current level of income to significantly decrease in the foreseeable future:

YES_______

NO_______

(f)  For trust, corporate, partnership and other institutional Subscribers, do you expect your total assets to significantly decrease in the foreseeable future:

YES_______

NO_______

(g)  For all Subscribers, do you have any other investments or contingent liabilities which you reasonably anticipate could cause you to need sudden cash requirements in excess of cash readily available to you:

YES_______

NO_______

(h)  For all Subscribers, are you familiar with the risk aspects and the non-liquidity of investments such as the securities for which you seek to subscribe?

YES_______

NO_______

(i)  For all Subscribers, do you understand that there is no guarantee of financial return on this investment and that you run the risk of losing your entire investment?

YES_______

NO_______

7.3.

MANNER IN WHICH TITLE IS TO BE HELD (circle one)

(a)

Individual Ownership

(b)

Community Property

(c)

Joint Tenant with Right of

Survivorship (both parties must sign)

(d)

Partnership*

(e)

Tenants in Common

(f)

Company*

(g)

Trust*

(h)

Other

*If Securities are being subscribed for by an entity, the attached Certificate of Signatory must also be completed.

7.4.

NASD AFFILIATION.

Are you affiliated or associated with an NASD member firm (please check one):

Yes _________

No __________

If Yes, please describe:

_________________________________________________________

_________________________________________________________

_________________________________________________________

*If Subscriber is a Registered Representative with an NASD member firm, have the following acknowledgment signed by the appropriate party:

The undersigned NASD member firm acknowledges receipt of the notice required by Article 3, Sections 28(a) and (b) of the Rules of Fair Practice.

_________________________________

Name of NASD Member Firm

By: ______________________________

Authorized Officer

Date: ____________________________

7.5.

The undersigned is informed of the significance to the Company of the foregoing representations and answers contained in the Confidential Investor Questionnaire contained in this Section 7 and such answers have been provided under the assumption that the Company will rely on them.

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[Signature Page]

$_______________________________

Investment Amount = “Purchase Price”

Signature

Signature (if purchasing jointly)

Name Typed or Printed

Name Typed or Printed

Entity Name

Entity Name

Address

Address

City, State and Zip Code

City, State and Zip Code

Telephone-Business

Telephone--Business

Telephone-Residence

Telephone--Residence

Facsimile-Business

Facsimile--Business

Facsimile-Residence

Facsimile--Residence

Tax ID # or Social Security #

Tax ID # or Social Security #

Name in which securities should be issued:

Dated:

 , 2006

This Subscription Agreement is agreed to and accepted as of ___________________________ , 2006.

UNIVERSAL GUARDIAN HOLDINGS, INC.

By:____________________________________

            Name:

Title:

CERTIFICATE OF SIGNATORY

(To be completed if Securities are

being subscribed for by an entity)

I,____________________________, am the____________________________ of __________________________________________ (the “Entity”).

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and to purchase and hold the Securities, and certify further that the Subscription Agreement has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have set my hand this ________ day of _________________,______.

(Signature)

CONSENT AND WAIVER TO CONVERTIBLE DEBENTURES

CONSENT AND WAIVER (this “Consent and Waiver”), effective as of January __, 2007 (the “Effective Date”), to certain terms set forth in the 6% Convertible Debentures in the aggregate original principal amount of $5,000,000 (the “Convertible Debentures”) issued by Universal Guardian Holdings, Inc., a Delaware corporation (the “Company”), on December 4, 2006 and December 8, 2006.

(a)

Pursuant to Section 12(b) of the Convertible Debentures, the Company has requested that the holders of the Convertible Debentures representing at least 75% of the outstanding principal amount of the Convertible Debentures (the “Required Holders”) consent to the Company’s sale of additional convertible debentures and warrants in a new private placement in the aggregate principal amount of up to $1,000,000 (the “Additional Debentures”) to certain investors (on the same terms and conditions as the purchasers of the Convertible Debentures) (the “New Holders”) and waive the Company’s compliance with Section 12(b)(i) of the Convertible Debentures.  Based upon the terms and conditions set forth herein, the signatories set forth below (constituting the Required Holders) have agreed to grant such consent and waiver.  Accordingly, the Required Holders hereby agree as follows:

1.

As of the Effective Date, $5,000,000 aggregate principal amount of the Convertible Debentures was outstanding.

2.

The Required Holders hereby consent to and approve of the Company’s new private placement for the issuance and sale of the Additional Debentures and related warrants (the “Additional Securities”) on the same terms and conditions as the purchasers of the Convertible Debentures and related warrants.

3.

The Required Holders permanently waive, as of the date hereof, any default or event of default that would otherwise arise under the Convertible Debentures by reason of the Company’s failure to comply with the covenant set forth in Section 12(b)(i) of the Convertible Debentures as a result of the issuance of the Additional Debentures.

4.

The Required Holders hereby consent to and approve the inclusion of the shares of common stock of the Company underlying the Additional Securities under the registration rights previously provided to the purchasers of the Convertible Debentures (the “Original Purchasers”) pursuant to Article V of the Subscription Agreement (as defined below), provided, however, that in the event the Company is required to reduce the number of shares of Common Stock to be included in the Registration Statement for any reason, included in the event such reduction is required by the Securities and Exchange Commission, the New Holders have agreed to a reduction in the Registrable Securities underlying their Additional Securities such that the New Holders will reduce their amount of Registrable Securities underlying their Additional Securities to be included in such Registration Statement to zero, if required by the Company, prior to any Registrable Securities being reduced on a pro rata basis from the Original Purchasers.

5.

Pursuant to Section 5.2 of the Subscription Agreement, the Company was required to file the Registration Statement (as defined in the Subscription Agreement) related to the shares of common stock underlying the Convertible Debentures and related warrants on or prior to January 8, 2007 (the “Initial Filing Date”).  As a result of the new private placement for the Additional Securities, the Required Holders hereby consent to extend the Initial Filing Date pursuant to Section 5.2 of the Subscription Agreement to January 15, 2007.

6.

This Consent and Waiver (i) shall become effective as of the date set forth above when signed by the Required Holders and shall not be amended, (ii) shall be effective only in this specific instance and for the specific purposes set forth herein, and (iii) does not allow for any other or further departure from the terms and conditions of the Convertible Debentures, which terms and conditions shall continue in full force and effect.

7.

Each capitalized term not otherwise defined in this Consent and Waiver shall have the meaning set forth in the Company’s Confidential Private Placement Memorandum dated November 7, 2006 and/or the Subscription Agreement by and between the Company and the Original Purchasers (the “Subscription Agreement”).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Consent and Waiver as of the date first set forth above.

__________________________________________

Name of Holder

__________________________________________

Signature of Holder

__________________________________________

Name of Holder

__________________________________________

Signature of Holder

__________________________________________

Name of Holder

__________________________________________

Signature of Holder

__________________________________________

Name of Holder

__________________________________________

Signature of Holder

__________________________________________

Name of Holder

__________________________________________

Signature of Holder

     January __, 2007

Maxim Group LLC

405 Lexington Avenue

New York, NY  10174

Universal Guardian Holdings, Inc.

4695 MacArthur Court, Suite 300

Newport Beach, CA 92660

The undersigned has (i) executed a copy of the Subscription Agreement (the “Subscription Agreement”) related to the offering by Universal Guardian Holdings, Inc. (the “Company”) of up to $1.0 million of its 6% Convertible Debentures (the “Notes”) and (ii) wired to the Company the principal amount of the Notes and related warrants to be purchased by the undersigned pursuant to the terms of the Subscription Agreement.  The undersigned hereby informs the Company and Maxim Group LLC (“Maxim”), and the Company and Maxim hereby acknowledge, that the investment by the undersigned is in addition to the $5.0 million aggregate principal amount of Notes previously sold by the Company pursuant to the terms of the Subscription Agreement.

The undersigned hereby further agrees that as a condition to the undersigned’s inclusion under the Registration Rights contained in Article V of the Subscription Agreement, in the event the Company is required to reduce the number of shares of Common Stock to be included in the Registration Statement for any reason, included in the event such reduction is required by the Securities and Exchange Commission, the undersigned agrees to a reduction in the Registrable Securities underlying their Notes and related warrants such that the undersigned will reduce the amount of Registrable Securities to which they would be entitled under Article V of the Subscription Agreement to be included in such Registration Statement to zero, if required by the Company, prior to any Registrable Securities being reduced from the prior purchasers of the Notes and related warrants.

Each capitalized term not otherwise defined in this letter shall have the meaning set forth in the Company’s Confidential Private Placement Memorandum dated November 7, 2006 and/or the Subscription Agreement.

Please confirm your agreement thereto by executing a copy of this letter where indicated below, whereupon it will become a binding agreement among the undersigned.

Very truly yours,

XXXXXXXXXXXXXXXXXX

By: _____________________________

       Name:

       Title:

ACCEPTED AND AGREED TO:

Universal Guardian Holdings, Inc.

By: _____________________________

       Name:

       Title: